Exhibit 99.1

Index to Consolidated Financial Statements of Aquadrill LLC

Report of PricewaterhouseCoopers LLP, Independent Auditors (Predecessor)	2
Report of PricewaterhouseCoopers LLP, Independent Auditors (Successor)	3
Consolidated Statements of Operations for the year ended December 31, 2022 (Successor), the period from May 25, 2021 through December 31, 2021 (Successor), and the period from January 1, 2021 through May 24, 2021 (Predecessor)	5
Consolidated Balance Sheets as of December 31, 2022 (Successor) and 2021 (Successor) (RESTATED)	6
Consolidated Statements of Cash Flows for the year ended December 31, 2022 (Successor), the period from May 25, 2021 through December 31, 2021 (Successor), and the period from January 1, 2021 through May 24, 2021 (Predecessor)	7
Consolidated Statements of Changes in Members’ Capital for the year ended December 31, 2022 (Successor), the period from May 25, 2021 through December 31, 2021 (Successor), and the period from January 1, 2021 through May 24, 2021 (Predecessor)	8
Notes to Consolidated Financial Statements (RESTATED)	9

Report of Independent Auditors

To the Board of Directors of Aquadrill LLC

We have audited the accompanying consolidated financial statements of Aquadrill LLC and its subsidiaries (Predecessor) (the “Company”), which comprise the consolidated statements of operations, of cash flows and of changes in members’ capital for the period from January 1, 2021 to May 24, 2021.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on the consolidated financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the results of Aquadrill LLC and its subsidiaries (Predecessor) operations and its cash flows for the period from January 1, 2021 to May 24, 2021 in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter

As discussed in Note 4 to the consolidated financial statements, the Company filed a petition on December 1, 2020 with the United States Bankruptcy Court for the Southern District of Texas for reorganization under the provisions of Chapter 11 of the Bankruptcy Code. The Company’s Plan and the Disclosure Statement was substantially consummated on May 24, 2021 and the Company emerged from bankruptcy. In connection with its emergence from bankruptcy, the Company adopted fresh start accounting. Our opinion is not modified with respect to this matter.

/s/ PricewaterhouseCoopers LLP

Watford, United Kingdom

July 15, 2022, except for the effects of the restatement discussed in Note 1 (not presented herein) to the consolidated financial statements appearing in Seadrill Limited’s Registration Statement on Form F-4 filed on February 27, 2023, as to which the date is February 27, 2023

Report of Independent Auditors

To the Board of Directors of Aquadrill LLC

Opinion

We have audited the accompanying consolidated financial statements of Aquadrill LLC and its subsidiaries (Successor) (the “Company”), which comprise the consolidated balance sheets as of December 31, 2022 and 2021, and the related consolidated statements of operations, of cash flows and of changes in members’ capital for the year ended December 31, 2022 and for the period from May 25, 2021 to December 31, 2021, including the related notes (collectively referred to as the “consolidated financial statements”).

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021 and the results of its operations and its cash flows for the year ended December 31, 2022 and for the period from May 25, 2021 to December 31, 2021 in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (US GAAS). Our responsibilities under those standards are further described in the Auditors’ Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Emphasis of Matters

As discussed in Note 1 to the consolidated financial statements, the Company has restated its balance sheet as of December 31, 2021 to correct an error. Our opinion is not modified with respect to this matter.

As discussed in Note 4 to the consolidated financial statements, the United States Bankruptcy Court for the Southern District of Texas confirmed the Company’s Plan and the Disclosure Statement (the “plan”) on May 14, 2021. Confirmation of the plan resulted in the discharge of all claims against the Company that arose before December 1, 2020 and substantially alters or terminates all rights and interests of equity security holders as provided for in the plan. The plan was substantially consummated on May 24, 2021 and the Company emerged from bankruptcy. In connection with its emergence from bankruptcy, the Company adopted fresh start accounting as of May 24, 2021. Our opinion is not modified with respect to this matter.

Responsibilities of Management for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for one year after the date the consolidated financial statements are available to be issued.

Auditors’ Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors’ report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with US GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with US GAAS, we:

•	Exercise professional judgment and maintain professional skepticism throughout the audit.

•

Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements.

•

Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, no such opinion is expressed.

•

Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the consolidated financial statements.

•

Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control-related matters that we identified during the audit.

/s/ PricewaterhouseCoopers LLP

Watford, United Kingdom

May 12, 2023

AQUADRILL LLC

CONSOLIDATED STATEMENTS OF OPERATIONS

For the year ended December 31, 2022 (Successor), the period from May 25, 2021 through December 31, 2021 (Successor),

and the period from January 1, 2021 through May 24, 2021, (Predecessor)

(In $ millions)

	Successor		Predecessor
	Year ended December 31, 2022	Period from May 25, 2021 through December 31, 2021	Period from January 1, 2021 through May 24, 2021
Operating revenues
Contract revenues	190.2	56.6	53.0
Reimbursable revenues	7.5	2.2	1.9

Total operating revenues	197.7	58.8	54.9

Operating expenses
Vessel and rig operating expenses *	214.1	113.3	51.0
Depreciation	15.8	6.5	8.6
Reimbursable expenses	6.7	2.1	1.7
Selling, general and administrative expenses *	22.5	4.2	13.2

Total operating expenses(1)	259.1	126.1	74.5

Other operating items
Gain on sale of assets	27.2	0.8	—

Total other operating items	27.2	0.8	—

Operating loss	(34.2)	(66.5)	(19.6)

Financial and other items
Interest income	1.2	0.1	—
Foreign currency exchange loss	(2.7)	(0.3)	(0.7)
Gain on reorganization items, net	—	—	2,096.9
Restructuring and other expenses	(0.7)	(2.9)	—
Other financial expenses	—	(0.2)	(3.8)

Total financial items, net	(2.2)	(3.3)	2,092.4

(Loss)/income before income taxes	(36.4)	(69.8)	2,072.8
Income tax benefit/(expense)	5.4	8.6	(7.6)

Net (loss)/income	(31.0)	(61.2)	2,065.2

*	Includes transactions with related parties in the Predecessor period. No related party transactions were identified in the Successor periods. Refer to Note 14 - “Related party transactions”.
(1)	The total operating expenses for related parties was $10.5 million for the period from January 1, 2021 through May 24, 2021 (Predecessor). Refer to Note 14 - “Related party transactions”.

A Statement of Other Comprehensive Income has not been presented as there are no items recognized in other comprehensive income.

See accompanying notes that are an integral part of these Consolidated Financial Statements.

AQUADRILL LLC

CONSOLIDATED BALANCE SHEETS (RESTATED)

as of December 31, 2022 (Successor) and 2021 (Successor)

(In $ millions)

	Successor
	2022	2021 (RESTATED)
ASSETS
Cash and cash equivalents	55.5	203.2
Restricted cash	4.6	24.7
Accounts receivable, net	44.5	35.0
Prepaid expenses	49.6	21.2
Income taxes receivable	14.1	18.3
Assets held for sale, net	—	8.0
Other current assets	14.8	4.4

Total current assets	183.1	314.8

Non-current assets
Drilling units, net	371.6	301.4
Deferred tax assets	20.6	7.8
Other non-current assets	4.0	—

Total non-current assets	396.2	309.2

Total assets	579.3	624.0

LIABILITIES AND MEMBERS’ CAPITAL
Trade accounts payable	6.3	13.6
Accrued expenses	11.5	21.3
Taxes payable	2.5	1.3
Other current liabilities	9.5	9.4

Total current liabilities	29.8	45.6

Deferred tax liability	—	1.3
Non-current taxes payable	24.7	24.7
Other non-current liabilities	50.7	48.5

Total non-current liabilities	75.4	74.5

Commitments and contingencies (see Note 18)

Members’ Capital:
Accumulated Deficit	(92.2)	(61.2)
Common unitholders (20,000,000 units at December 31, 2022 and December 31, 2021)	566.3	565.1

Total members’ capital	474.1	503.9

Total liabilities and equity	579.3	624.0

See accompanying notes that are an integral part of these Consolidated Financial Statements.

AQUADRILL LLC

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the year ended December 31, 2022 (Successor), the period from May 25, 2021 through December 31, 2021 (Successor),

and the period from January 1, 2021 through May 24, 2021 (Predecessor)

(In $ millions)

	Successor		Predecessor
	Year ended December 31, 2022	Period from May 25, 2021 through December 31, 2021	Period from January 1, 2021 through May 24, 2021
Cash Flows from Operating Activities
Net (loss)/income	(31.0)	(61.2)	2,065.2
Adjustments to reconcile net (loss)/income to net cash provided by/(used in) operating activities:
Depreciation	15.8	6.5	8.6
Payment for long term maintenance	(40.7)	(3.7)	(4.9)
Non-cash reorganization items	—	—	(2,142.2)
Deferred and other taxes	(14.1)	(6.1)	2.1
Share based compensation	1.2	0.6	—
Gain on sale of assets	(27.2)	(0.8)	—

Changes in operating assets and liabilities, net of effect of acquisitions
Trade accounts receivable	(9.5)	(4.2)	25.8
Prepaid expenses	(28.4)	(11.9)	5.2
Trade accounts payable	(5.5)	0.6	(1.8)
Related party balances	—	—	(3.3)
Other assets	(10.2)	3.3	(0.5)
Other liabilities	(6.3)	8.8	(12.1)

Net cash used in operating activities	(155.9)	(68.1)	(57.9)

Cash Flows from Investing Activities
Additions to drilling units	(65.9)	(27.8)	(3.2)
Sale of rigs and equipment	54.0	6.5	—

Net cash used in investing activities	(11.9)	(21.3)	(3.2)

Net cash used in financing activities	—	—	—

Net decrease in cash and cash equivalents	(167.8)	(89.4)	(61.1)
Cash and cash equivalents at beginning of the period	227.9	317.3	378.4

Cash and cash equivalents, including restricted cash, at the end of the period	60.1	227.9	317.3

Supplementary disclosure of cash flow information
Interest and other financial items paid	—	—	—
Taxes paid	5.6	2.9	7.1
Reorganization items, net	—	—	45.3

See accompanying notes that are an integral part of these Consolidated Financial Statements.

AQUADRILL LLC

CONSOLIDATED STATEMENTS OF CHANGES IN MEMBERS’ CAPITAL

For the year ended December 31, 2022 (Successor), the period from May 25, 2021 through December 31, 2021 (Successor),

and the period from January 1, 2021 through May 24, 2021 (Predecessor)

(In $ millions)

	Predecessor Common Members’ Capital	Predecessor Subordinated Members’ Capital	Predecessor Total Controlling Interest	Predecessor Non- Controlling Interest	Successor Common Units	Successor Additional Paid-in Capital	Successor Accumulated (Deficit) / Earnings	Total Equity/ (Deficit)
Balance at January 1, 2021 (Predecessor)	(944.5)	(371.4)	(1,315.9)	(749.3)	—	—	—	(2,065.2)

Net income	921.2	202.4	1,123.6	941.6	—	—	—	2,065.2
Issuance of Successor members’ units	—	—	—	—	—	564.5	—	564.5
Cancellation of Predecessor Equity	23.3	169.0	192.3	(192.3)	—	—	—	—

Balance at May 24, 2021 (Predecessor)	—	—	—	—	—	564.5	—	564.5

Balance at May 25, 2021 (Successor)					—	564.5	—	564.5

Amortization of share-based awards	—	—	—	—	—	0.6	—	0.6
Net loss	—	—	—	—	—	—	(61.2)	(61.2)

Balance at December 31, 2021 (Successor)	—	—	—	—	—	565.1	(61.2)	503.9

Amortization of share-based awards	—	—	—	—	—	1.2	—	1.2
Net loss	—	—	—	—	—	—	(31.0)	(31.0)

Balance at December 31, 2022 (Successor)	—	—	—	—	—	566.3	(92.2)	474.1

See accompanying notes that are an integral part of these Consolidated Financial Statements.

AQUADRILL LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 - General information

Background

Aquadrill LLC (“Aquadrill”, the “Company,” “we,” “us” or “our”) is a limited liability company incorporated under the laws of the Republic of the Marshall Islands and is the successor reporting company to Seadrill Partners LLC (“Seadrill Partners” or “SDLP”). We provide offshore drilling services to the oil and gas industry. At December 31, 2022 (Successor) we owned 8 offshore drilling units. Our fleet consists of drillships, semi-submersible rig and tender rigs for operations in shallow and deepwater areas, as well as benign and harsh environments.

The following discussion is intended to assist you in understanding our financial position at December 31, 2022 (Successor) and 2021 (Successor), and our results of operations for the year ended December 31, 2022 (Successor), the period from May 25 through December 31, 2021 (Successor), and the period from January 1 through and including May 24, 2021 (Predecessor).

References to the term “Predecessor” refers to the financial position and results of operations of Seadrill Partners prior to, and including, May 24, 2021. This is also applicable to terms “Seadrill Partners”, “SDLP”, “SDLP Group”, “we”, “us”, “our”, “the Company” or “our Business” in context of events before our emergence from Chapter 11 proceedings on May 24, 2021.

References to the term “Successor” refers to the financial position and results of operations of Aquadrill after May 24, 2021. This is also applicable to terms “Aquadrill”, “we”, “us”, “our”, “the Company” or “our Business” in context of events after our emergence from Chapter 11 Proceedings on May 24, 2021 (the “Effective Date”).

Basis of presentation

The Consolidated Financial Statements are presented in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”). The amounts are presented in United States Dollars (“U.S. Dollars” or “USD”) rounded to the nearest million, unless otherwise stated.

Restatement of previously issued consolidated financial statements

We have restated our previously issued Consolidated Balance Sheet as of December 31, 2021 (Successor) along with certain related notes to such stated Consolidated Financial Statements.

Error corrections

We have restated our Consolidated Balance Sheet as of December 31, 2021 (Successor) to correct errors in the prior period related to the classification of certain taxes payable from current to non-current. This correction is related to taxes payable that originated prior to 2021 and were initially expected to be paid within twelve months. During the preparation of our Consolidated Financial Statements for the year ended December 31, 2022, the Company identified that certain taxes payable were not expected to be paid within 12 months of the December 31, 2021 balance sheet and therefore should not have been classified as a current liability in the 2021 financial statements.

The table below reflects the impact on the affected consolidated Balance Sheets of the restatements discussed above.

Restated Consolidated Balance Sheet (Adjusted Line Items)	December 31, 2021 (Successor)
	As Previously Reported	Restatement Adjustment	As Restated
Taxes payable	26.0	(24.7)	1.3
Total current liabilities	70.3	(24.7)	45.6
Non-current taxes payable	—	24.7	24.7
Total non-current liabilities	49.8	24.7	74.5

Basis of consolidation

The financial statements include the results and financial position of all companies in which we directly or indirectly hold more than 50% of the voting control. We eliminate all intercompany balances and transactions.

During the Successor period, we have 100% interest in Aquadrill Operating LP and its subsidiaries as well as Aquadrill Capricorn Holdings LLC and its subsidiaries.

During the Predecessor period, we controlled Seadrill Operating LP (as renamed to Aquadrill Operating LP upon emergence) and its majority owned subsidiaries as well as Seadrill Capricorn Holdings LLC (as renamed to Aquadrill Capricorn Holdings LLC upon emergence) and its majority owned subsidiaries, during which we separately presented within equity on our Consolidated Balance Sheets the ownership interests attributable to parties with non-controlling interests in our consolidated subsidiaries, and we separately presented net income attributable to such parties in our Consolidated Statements of Changes in Members’ Capital. Subsequent to emergence, we control 100% of our subsidiaries and have no non-controlling interests.

Bankruptcy accounting

Aquadrill LLC and certain of its direct and indirect consolidated subsidiaries (the “Debtors”) filed voluntary petitions on December 1, 2020 (the “Petition Date”) to commence prearranged reorganization proceedings under Chapter 11 of Title 11 of the United States Bankruptcy Code (“Bankruptcy Code”) in the Southern District of Texas (the “Bankruptcy Court”) case number 20-35740. During the pendency of the Chapter 11 proceedings, the Debtors operated its business as “debtor-in-possession” under the jurisdiction of the Bankruptcy Court and in accordance with the applicable provision of the Bankruptcy Code. For further information refer to Note 4 – “Chapter 11 proceedings”.

Since the Petition Date, we prepared our Consolidated Financial Statements under Accounting Standards Codification 852, Reorganizations (“ASC 852”). ASC 852 requires that the financial statements, for periods subsequent to filing bankruptcy petitions, distinguish transactions and events that are directly associated with the reorganization from the ongoing operations of the business. Accordingly, certain expenses, gains and losses that are realized or incurred in the bankruptcy proceedings between the Petition Date and Effective Date were recorded in “Gain/(loss) on Reorganization items, net” on the Company’s Consolidated Statements of Operations. Ongoing expenses related to the reorganization incurred after the Effective Date are recognized in “Restructuring and other expenses” on the Company’s Consolidated Statements of Operations. In addition, ASC 852 provides for changes in the accounting and presentation of significant items on the Consolidated Balance Sheets, particularly liabilities. Pre-petition obligations that may have been impacted by Chapter 11 reorganization process were classified on the Consolidated Balance Sheets within “Liabilities subject to compromise”.

Fresh Start Reporting

Upon the Effective Date, in accordance with ASC 852 related to fresh start reporting, Aquadrill became a new entity for financial reporting purposes. Upon adoption of fresh start reporting, our assets and liabilities were recorded at their reorganization values. The reorganization values of certain of our assets and liabilities differed materially from the recorded values of our assets and liabilities as reflected in the Predecessor historical Consolidated Balance Sheets. The Company applied fresh start accounting effective May 24, 2021, the Effective Date, and the new basis of our assets and liabilities are reflected in our Consolidated Balance Sheet as of December 31, 2021 (Successor) and the related adjustments thereto were recorded in the Consolidated Statement of Operations of the Predecessor as “Gain/(loss) on Reorganization items, net”, with any deferred tax effects through “Income tax expense”, during the period from January 1, 2021 through and including May 24, 2021 (Predecessor).

As such, our Consolidated Financial Statements subsequent to May 24, 2021 (Predecessor), are not and will not be comparable to the Predecessor Consolidated Financial Statements prior to the Effective Date. Our Consolidated Financial Statements and related footnotes are presented with a black line division which delineates the lack of comparability between amounts presented prior to and including May 24, 2021 (Predecessor). Our financial results for future periods following the application of fresh start accounting will be different from historical trends and the differences may be material.

Emergence from Chapter 11 Bankruptcy and Fresh Start Accounting

As described” above, along with “Note 4 – Chapter 11 proceedings” and “Note 5 – Fresh start accounting”, we filed voluntary petitions for bankruptcy on December 1, 2020 (the “Petition Date”) and emerged from bankruptcy on May 24, 2021 (the “Effective Date”).

References to the financial position and results of operations of the “Successor” relate to the financial position and results of operations of Aquadrill after May 24, 2021. References to the financial position and results of operations of the “Predecessor” refer to the financial position and results of operations of Seadrill Partners LLC (“Seadrill Partners”) prior to, and including, May 24, 2021. together with its consolidated subsidiaries, on and prior to the Effective Date. References to the “Company,” “we,” “us” or “our” are to Aquadrill LLC, together with its consolidated subsidiaries, when referring to periods following the Effective Date, and to Seadrill Partners, together with its consolidated subsidiaries, when referring to periods prior to and including the Effective Date.

On the Effective Date, we qualified for and applied fresh start accounting. The application of fresh start accounting resulted in a new basis of accounting, and we became a new entity for financial reporting purposes. Accordingly, our financial statements and notes after the Effective Date are not comparable to our financial statements and notes on and prior to that date. The consolidated financial statements and notes have been presented with a black line division to delineate the lack of comparability between the Predecessor and Successor. Historical financial statements on or before the Effective Date are not a reliable indicator of the Company’s financial condition and results of operations for any period after the adoption of fresh start accounting.

Going concern

These consolidated financial statements have been prepared on a going concern basis.

We believe that the cash on hand at December 31, 2022 (Successor), in combination with our operating revenues and forecasted future cash flows, will generate sufficient cash flow to fund our anticipated working capital requirements for the next twelve months. Therefore, there is no substantial doubt over our ability to continue as a going concern for at least the twelve months after the date the financial statements are issued.

We have also assessed our ability to continue as a going concern in the context of the Merger Agreement entered into with Seadrill Limited on December 22, 2022. Refer to Note 19 – “Pending Acquisition of the Company” for further information regarding the merger. One of the risks and uncertainties following the merger involves the results of operations or financial condition of the combined company. While this gives rise to inherent uncertainty, we believe that the merger decreases the risk of any events or conditions that raise substantial doubt over our ability to continue as a going concern for at least the twelve months after the date the financial statements are issued.

Note 2 - Accounting policies

The accounting policies set out below have been applied consistently to all periods in these Consolidated Financial Statements, unless otherwise noted. Beginning in the second quarter of fiscal year 2022, the Company revised its presentation of current assets and current liabilities within its Condensed Consolidated Balance Sheet by disaggregating the previously disclosed current assets into prepaid expenses, income tax receivable and other current assets and current liabilities into accrued expenses, taxes payable and other current liabilities. The updated presentation is intended to provide additional transparency to the readers of the financial statements and better align the Company’s financial performance with how management views and monitors business operations and makes strategic decisions. Prior period amounts for fiscal year 2021 have been reclassified to conform with current year presentation. The presentation changes described above did not impact total current assets, non-current assets, current liabilities and non-current liabilities.

Revenue from contracts with customers

We enter into bareboat charter contracts with our MSA Managers for most of our drilling rig fleet to provide the drilling rig to our MSA Manager. Our MSA Managers enter into a contract for drilling services with the third-party customer for a specific drilling rig and our MSA Manager will provide the crew and all related services required by the drilling contract. Our bareboat charter contracts provide the use of the specified drilling rig for a term that typically matches the term of the drilling contract with the third-party customer. The specific structure of the bareboat charter will vary depending on the regulatory requirements and the most cost-efficient structure for the jurisdiction of the drilling operations.

The activities that primarily drive the revenue earned from our drilling contracts include (i) providing a drilling rig and the crew and supplies necessary to operate the rig, (ii) mobilizing and demobilizing the rig to and from the drill site and (iii) performing rig preparation activities and/or modifications required for the contract with a customer. Consideration received for performing these activities may consist of dayrate drilling revenue, mobilization and demobilization revenue, contract preparation revenue and reimbursement revenue. We account for these integrated services as a single performance obligation that is (i) satisfied over time and (ii) comprised of a series of distinct time increments of service.

We recognize revenues for activities that correspond to a distinct time increment of service within the contract term in the period when the services are performed. We recognize consideration for activities that are (i) not distinct within the context of our contracts and (ii) do not correspond to a distinct time increment of service, ratably over the estimated contract term.

We determine the total transaction price for each individual contract by estimating both fixed and variable consideration expected to be earned over the term of the contract. The amount estimated for variable consideration may be constrained and is only included in the transaction price to the extent that it is probable that a significant reversal of previously recognized revenue will not occur throughout the term of the contract. When determining if variable consideration should be constrained, we consider whether there are factors outside of our control that could result in a significant reversal of revenue as well as the likelihood and magnitude of a potential reversal of revenue. We reassess these estimates each reporting period as required. Refer to Note 6 – “Contracts with customers”.

Our drilling contracts contain a lease component and we have elected to apply the practical expedient provided under ASC 842 to not separate the lease and non-lease components and apply the revenue recognition guidance in ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606). Our drilling services provided under each drilling contract is a single performance obligation satisfied over time and comprised of a series of distinct time increments, or service periods. Total revenue is determined for each individual drilling contract by estimating both fixed and variable consideration expected to be earned over the contract term. Fixed consideration generally relates to activities such as mobilization revenue and demobilization revenue that are not distinct performance obligations within the context of our contracts and is recognized on a straight-line basis over the contract term. Variable consideration generally relates to distinct service periods during the contract term and is recognized in the period when the services are performed.

The amount estimated for variable consideration is only recognized as revenue to the extent that it is probable that a significant reversal will not occur during the contract term. We have applied the optional exemption afforded in ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606), and have not disclosed the variable consideration related to our estimated future day rate revenues. These agreements have remaining terms ranging up to 2 years which may be extended by the MSA manager if their customer contract is extended.

Dayrate drilling revenue - Our drilling contracts generally provide for payment on a dayrate basis, with higher rates for periods when the drilling unit is operating and lower rates or zero rates for periods when drilling operations are interrupted or restricted. The dayrate invoices billed to the customer are typically determined based on the varying rates applicable to the specific activities performed on an hourly basis. Such dayrate consideration is allocated to the distinct hourly increment service it relates to. Revenue is recognized in line with the contractual rate billed for the services provided for any given hour.

Mobilization revenue - We may receive fees (on either a fixed lump-sum or variable dayrate basis) for the mobilization of our rigs. These activities are not considered to be distinct within the context of the contract. The associated revenue is allocated to the overall performance obligation and recognized ratably over the expected term of the related drilling contract. We record a contract liability for mobilization fees received, which is amortized ratably to contract drilling revenue as services are rendered over the initial term of the related drilling contract.

Demobilization Revenue - We may receive fees (on either a fixed lump-sum or variable dayrate basis) for the demobilization of our rigs. Demobilization revenue expected to be received upon contract completion is estimated as part of the overall transaction price at contract inception and recognized over the term of the contract. In most of our contracts, there is uncertainty as to the likelihood and amount of expected demobilization revenue to be received. For example, the amount may vary dependent upon whether or not the rig has additional contracted work following the contract. Therefore, the estimate for such revenue may be constrained, as described above, depending on the facts and circumstances pertaining to the specific contract. We assess the likelihood of receiving such revenue based on past experience and knowledge of the market conditions.

Revenues Related to Reimbursable Expenses - We generally receive reimbursements from our customers for the purchase of supplies, equipment, personnel services and other services provided at their request in accordance with a drilling contract or other agreement. Such reimbursable revenue is variable and subject to uncertainty, as the amounts received and timing thereof are highly dependent on factors outside of our influence. Accordingly, reimbursable revenue is fully constrained and not included in the total transaction price until the uncertainty is resolved, which typically occurs when the related costs are incurred on behalf of a customer. We are considered a principal in such transactions and record the associated revenue at the gross amount billed to the customer, at a point in time, as “Reimbursable revenues” in our Consolidated Statements of Operations.

Deferred Contract Costs - Certain direct and incremental costs incurred for upfront preparation, initial mobilization and modifications of contracted rigs represent costs of fulfilling a contract as they relate directly to a contract, enhance resources that will be used in satisfying our performance obligations in the future and are expected to be recovered. Such costs are deferred and amortized ratably to contract drilling expense as services are rendered over the initial term of the related drilling contract.

Vessel and rig operating expenses

Vessel and rig operating expenses are costs associated with operating a drilling unit that is either in operation or stacked. Costs include the remuneration of offshore crews and related costs, rig supplies, insurance costs, expenses for repairs and maintenance, costs for onshore support personnel and costs for management, operational support and technical supervision agreements with third parties related to the day-to-day management of our drilling units. We expense such costs as incurred.

Mobilization and demobilization expenses

We incur costs to prepare a drilling unit for a new customer contract and to move the rig to a new contract location. We capitalize the mobilization and preparation costs for a rig’s first contract as a part of the rig value and recognize them as depreciation expense over the expected useful life of the rig. For subsequent contracts, we defer these costs over the expected contract term (see “Deferred Contract Costs” above), unless we do not expect the costs to be recoverable, in which case we expense them as incurred.

We incur costs to transfer a drilling unit to a safe harbor or different geographic area at the end of a contract. We expense such demobilization costs as incurred. We also expense any costs incurred to relocate drilling units that are not under contract.

Repairs, maintenance and periodic surveys

Costs related to periodic overhauls of drilling units are capitalized and amortized over the anticipated period between overhauls, which is generally five years. Related costs are primarily yard costs and the cost of employees directly involved in the work. We include amortization costs for periodic overhauls in depreciation expense. Costs for other repair and maintenance activities are included in vessel and rig operating expenses and are expensed as incurred.

Income taxes

Aquadrill LLC is organized in the Republic of the Marshall Islands and resident in the United Kingdom for taxation purposes. The Company does not conduct business or operate in the Republic of the Marshall Islands, and is not subject to income, capital gains, profits or other taxation under current Marshall Islands law. As a tax resident of the United Kingdom the Company is subject to tax on income earned from sources within the United Kingdom. Certain subsidiaries operate in other jurisdictions where taxes are imposed. Consequently, income taxes have been recorded in these jurisdictions when appropriate. Our income tax expense is based on our income and statutory tax rates in the various jurisdictions in which we operate. We provide for income taxes based on the tax laws and rates in effect in the countries in which operations are conducted and income is earned. There is little or no expected relationship between the provision for or benefit from income taxes and income or loss before income taxes because the countries in which we operate have taxation regimes that vary not only with respect to the nominal rate, but also in terms of the availability of deductions, credits and other benefits. Variations also arise because income earned and taxed in any particular country or countries may fluctuate from year to year. Refer to Note 7 – “Taxation”.

The determination and evaluation of our annual group income tax provision involves interpretation of tax laws in various jurisdictions in which we operate and requires significant judgment and use of estimates and assumptions regarding significant future events, such as amounts, timing and character of income, deductions and tax credits. The Company recognizes tax liabilities based on its assessment of whether its tax positions are more likely than not sustainable, based on the technical merits of its tax positions and considerations of the relevant taxing authorities’ administrative practices and precedents.

We recognize liabilities for uncertain tax positions based on a two-step process. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon settlement. While we believe we have appropriate support for the positions taken on our tax returns, we regularly assess the potential outcomes of examinations by tax authorities in determining the adequacy of our provision for income taxes.

Current income tax expense reflects an estimate of our income tax liability for the current year, withholding taxes, changes in prior year tax estimates as tax returns are filed, or from tax audit adjustments. Income tax expense consists of taxes currently payable and changes in deferred tax assets and liabilities calculated according to local tax rules. We recognize the income tax effects of intercompany sales or transfers of assets, other than inventory, in the Consolidated Statement of Operations as “Income tax benefit/(expense)” in the period the sale or transfer occurs.

Deferred tax assets and liabilities are based on temporary differences that arise between carrying values used for financial reporting purposes and amounts used for taxation purposes of assets and liabilities and the future tax benefits of tax loss carryforwards.

Our deferred tax expense or benefit represents the change in the balance of deferred tax assets or liabilities as reflected on the balance sheet. Valuation allowances are determined to reduce deferred tax assets when it is more likely than not that some portion or all of the deferred tax assets will not be realized. To determine the amount of deferred tax assets and liabilities, as well as at the valuation allowances, we must make estimates and certain assumptions regarding future taxable income, including where our drilling units are expected to be deployed, as well as other assumptions related to our future tax position. A change in such estimates and assumptions, along with any changes in tax laws, could require us to adjust the deferred tax assets, liabilities or valuation allowances. The amount of deferred tax provided is based upon the expected manner of settlement of the carrying amount of assets and liabilities, using tax rates enacted at the balance sheet date. The impact of tax law changes is recognized in periods when the change is enacted.

Foreign currencies

The majority of our revenues and expenses are denominated in U.S. Dollars and all of our subsidiaries use U.S. Dollars as their functional currency. Our reporting currency is also U.S. Dollars.

Transactions in foreign currencies are translated into U.S. Dollars at the rates of exchange in effect at the date of the transaction. Foreign currency denominated monetary assets and liabilities are remeasured using rates of exchange at the balance sheet date. Gains and losses on foreign currency transactions are included in the Consolidated Statements of Operations.

Fair value measurements

We estimate fair value at a price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the principal market for the asset or liability. Hierarchy Levels 1, 2 and 3 are terms for the priority of inputs to valuation techniques used to measure fair value. Hierarchy Level 1 inputs are unadjusted quoted prices for identical assets or liabilities in active markets. Hierarchy Level 2 inputs are significant other observable inputs, including direct or indirect market data for similar assets or liabilities in active markets or identical assets or liabilities in less active markets. Hierarchy Level 3 inputs are significant unobservable inputs, including those that require considerable judgment for which there is little or no market data. When a valuation requires multiple input levels, we categorize the entire fair value measurement according to the lowest level of input that is significant to the measurement even though we may have also utilized significant inputs that are more readily observable.

Current and non-current classification

Assets and liabilities are classified as current assets and liabilities respectively if their maturity is within one year of the balance sheet date. Current liabilities will include amounts from lenders payable on demand at their discretion due to event of default clauses being met.

Assets and liabilities are classified as non-current assets and liabilities respectively if their maturity is beyond one year of the balance sheet date.

Cash and cash equivalents

Cash and cash equivalents consist of cash, bank deposits and highly liquid financial instruments with maturities of three months or less. Amounts are presented net of allowances for credit losses.

Restricted cash consists of bank deposits which are subject to restrictions due to legislation, regulation or contractual arrangements. Restricted cash amounts that are expected to be used after one year from the balance sheet date are classified as non-current assets. Amounts are presented net of allowances for credit losses, which are assessed based on consideration of whether the balances have short-term maturities and whether the counterparty has an investment grade credit rating, limiting any credit exposure. Refer to Note 9 – “Restricted cash”.

Accounts receivable, net

Accounts receivable, net, are recorded in the balance sheet at their nominal amount net of expected credit losses and write-offs. Interest income on receivables is recognized as earned. Refer to Note 10 - “Accounts receivable, net’’.

Contract assets and liabilities

Accounts receivable are recognized when the right to consideration becomes unconditional based upon contractual billing schedules. If we recognize revenue ahead of this point, we also recognize a contract asset. Contract assets balances relate primarily to demobilization revenues recognized during the period but are contingent on future demobilization activities.

Contract liabilities include payments received for mobilization, rig preparation and upgrade activities which are allocated to the overall performance obligation and recognized ratably over the initial term of the contract.

Related parties

Parties are related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also related if they are subject to common control or common significant influence. In the Predecessor periods, amounts receivable from related parties are presented net of allowances for expected credit losses and write-offs. Interest income on receivables is recognized as earned. Refer to Note 14 – ‘‘Related party transactions’’ for details of balances and material transactions with related parties.

Use of estimates

Preparation of financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

In assessing the recoverability of our drilling units carrying amounts, we make assumptions regarding estimated future cash flows, estimates in respect of residual value, day rates, drilling unit operating expenses and overhaul requirements.

Drilling units

Rigs, vessels and related equipment are recorded at historical cost less accumulated depreciation. The cost of these assets, less estimated residual value is depreciated on a straight-line basis over their estimated remaining economic useful lives. The estimated residual value is taken to be offset by any decommissioning costs that may be incurred. The estimated economic useful life of our floaters is 30 years. The direct and incremental costs of significant capital projects, such as rig upgrades and reactivation projects, are capitalized and depreciated over the remaining life of the asset.

Drilling units acquired in a business combination are measured at fair value at the date of acquisition. Drilling units were also remeasured to reorganization value when we applied fresh start accounting at the date of emergence with a remaining useful life of between 13 and 17 years after remeasurement. Cost of property and equipment sold or retired, with the related accumulated depreciation and impairment is removed from the Consolidated Balance Sheet, and resulting gains or losses are included in the Consolidated Statement of Operations.

We re-assess the remaining useful lives of our drilling units when events occur which may impact our assessment of their remaining useful lives. These include changes in the operating condition or functional capability of our rigs, technological advances, changes in market and economic conditions as well as changes in laws or regulations affecting the drilling industry. Refer to Note 11 – ‘‘Drilling units’’.

Assets held for sale

Assets are classified as held for sale when all of the following criteria are met: management commits to a plan to and has board of directors authority to sell the asset (disposal group), the asset is available for immediate sale in its present condition subject only to terms that are usual and customary for sales of such assets, an active program to locate a buyer and other actions required to complete the plan to sell the asset (disposal group) have been initiated, the sale of the asset is probable, and transfer of the asset is expected to qualify for recognition as a completed sale, within one year. The term probable refers to a future sale that is likely to occur, the asset is being actively marketed for sale at a price that is reasonable in relation to its current fair value and actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn.

Impairment of long-lived assets

We review the carrying value of our long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be appropriate. If a triggering event has been identified, we first assess recoverability of the carrying value of the asset by estimating the undiscounted future net cash flows expected to be generated from the asset, including eventual disposal. If the undiscounted future net cash flows are less than the carrying value of the asset, we then compare the carrying value of the asset with the discounted future net cash flows, using a relevant weighted-average cost of capital. The impairment loss to be recognized during the period, is the amount by which the carrying value of the asset exceeds the discounted future net cash flows.

Trade payables

Trade payables are liabilities to a supplier for a good or service provided to us.

Loss contingencies

We recognize a loss contingency in the Consolidated Balance Sheets where we have a present legal or constructive obligation as a result of a past event, and it is probable that an outflow of economic benefits will be required to settle the obligation and a reliable estimate of the amount can be made. If the effect is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability. Refer to Note 18 – ‘‘Commitments and contingencies’’.

Equity allocation

Earnings and losses attributable to unitholders of Aquadrill are allocated to all unitholders on a pro rata basis for the purposes of presentation in the Consolidated Statements of Changes in Members’ Capital. Earnings and losses in the Predecessor period attributable to unitholders were first reduced for any cash distributions for the period to be paid to the holders of the incentive distribution rights. After the Effective Date no incentive distribution rights remained.

Share-based compensation

Subsequent to our emergence from Chapter 11, we granted share-based awards to our employees, contractors and board of directors. At the grant date, there existed two classes of RSUs, one of which was equity classified and the other liability classified - refer to Note 13 – “Share-based compensation”. On September 21, 2021, the Board approved an amendment to certain Restricted Stock Unit (“RSU”) Award Agreements issued under the 2021 Long Term Incentive Plan (“2021 LTIP”) such that the form of settlement is at the discretion of the Committee designated by the Board to administer the plan (the “Committee”) rather than at the discretion of the grantee. The amendment removes the optionality for cash or equity settlement and requires all awards to be settled in Company common units, or in cash at the option of the Committee, reclassifying all previous liability awards as equity awards. Upon the Board’s approval of the amendment, the awards were remeasured at the modification-date fair value and are accounted for as an equity-classified award going forward, so long as there are no further changes to the award. Refer to Note 13 – ‘‘Share-based compensation’’.

Guarantees

Guarantees issued by us, excluding those that are guaranteeing our own performance, are recognized at fair value at the time that the guarantees are issued and reported in “Other current liabilities” and “Other non-current liabilities” in our Consolidated Balance Sheets. If it becomes probable that we will have to perform under a guarantee, we remeasure the liability if the amount of the loss can be reasonably estimated. The recognition of fair value is not required for certain guarantees such as the parent’s guarantee of a subsidiary’s debt to a third party. Financial guarantees written are assessed for credit losses and any allowance is presented as a liability for off-balance sheet credit exposures where the balance exceeds the collateral provided over the remaining instrument life. The allowance is assessed at the individual guarantee level, calculated by multiplying the balance exposed on default by the probability of default and loss given default over the term of the guarantee.

Note 3 - Recent accounting standards

We adopted the following accounting standard updates (“ASUs”) in the period, which did not have any material impact on our Consolidated Financial Statements and related disclosures:

•	ASU 2021-10 – Government Assistance (Topic 832) – Disclosures by Business Entities about Government Assistance

•	ASU 2021-09 – Leases (Topic 842) – Discount Rate for Lessees that are Not Public Business Entities

•	ASU 2021-07 – Compensation – Stock Compensation (Topic 718) – Determining the Current Price of an Underlying Share

•	ASU 2021-05 – Leases (Topic 842) – Lessors – Current Leases with Variable Lease Payments

Recently issued accounting standards

Recently issued ASUs by the FASB that we have not yet adopted but which could affect our Consolidated Financial Statements and related disclosures in future periods:

ASU 2021-08 – Business Combinations (Topic 805) – Accounting for Contract Assets and Contract Liabilities from Contracts with Customers

In October 2021, the FASB issued ASU 2021-08 which addresses diversity in practice and inconsistency related to the recognition and measurement of contract assets and contract liabilities acquired in a business combination. The amendments in the ASU require that an acquirer recognize and measure contract assets and liabilities acquired in a business combination in accordance with ASC 606, Revenue from Contracts with Customers. For nonpublic entities, this ASU will be effective for fiscal years beginning after December 15, 2023, including interim periods within those fiscal years, with early adoption permitted. We evaluated the impact of this standard update on our Consolidated Financial Statements and related disclosures and determined that there will be no material impact on the Consolidated Financial Statements and related disclosures.

ASU 2022-03— Fair Value Measurement (Topic 820): Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions

In June 2022, the FASB issued ASU 2022-03, which amends Fair Value Measurement (Topic 820): Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions (“ASU 2022-03”). ASU 202203 clarifies guidance for fair value measurement of an equity security subject to a contractual sale restriction and establishes new disclosure requirements for such equity securities. ASU 2022-03 is effective for fiscal years beginning after December 15, 2024 and for interim periods within those fiscal years, with early adoption permitted. Management is currently evaluating the impact of these amendments on their financial statements.

Other accounting standard updates issued by the FASB

As of the date these financial statements are issued, the FASB have issued several further updates not included above. We do not currently expect any of these updates to affect our Consolidated Financial Statements and related disclosures either on transition or in future periods.

Note 4 - Chapter 11 proceedings

From the Petition Date through the Effective Date, we prepared our Consolidated Financial Statements under Accounting Standards Codification 852, Reorganizations (“ASC 852”). ASC 852-10, Reorganizations, applies to entities that have filed a petition for relief under Chapter 11 of the Bankruptcy Code. ASC 852 requires that the financial statements, for periods subsequent to filing bankruptcy petitions, distinguish transactions and events that are directly associated with the reorganization to be distinguished from the ongoing operations of the business. Accordingly, certain expenses, gains and losses that are realized or incurred in the bankruptcy proceedings are recorded in “Gain/(loss) on Reorganization items, net” on the Company’s Consolidated Statements of Operations. In addition, ASC 852 provides for changes in the accounting and presentation of significant items on the Consolidated Balance Sheets, particularly liabilities. Pre-petition obligations that may have been impacted by Chapter 11 reorganization process were classified on the Consolidated Balance Sheets within “Liabilities subject to compromise”.

Overview

Events leading to the Chapter 11 Cases

Since 2017, Seadrill Partners LLC and its debtor affiliates (Seadrill Texas LLC, Seadrill Hungary Kft., Seadrill Deepwater Drillship Ltd., Seabras Rig Holdco Kft., Seadrill Partners Operating LLC, Seadrill Ghana Operations Ltd., Seadrill Partners Malaysia Sdn Bhd., Seadrill Auriga Hungary Kft., Seadrill Polaris Ltd., Seadrill Gulf Operations Auriga LLC, Seadrill Canada Ltd., Seadrill Partners Finco LLC, Seadrill T-15 Ltd., Seadrill Gulf Operations Sirius LLC, Seadrill Partners B.V., Seadrill T-16 Ltd., Seadrill Capricorn Holdings LLC, Seadrill Gulf Operations Vela LLC, Seadrill Operating LP, Seadrill US Gulf LLC, Seadrill China Operations Ltd., Seadrill Operating GP LLC, Seadrill International Ltd., Seadrill Vela Hungary Kft., Seadrill OPCO Sub LLC, Seadrill Leo Ltd., Seadrill Vencedor Ltd., and Seadrill Mobile Units (Nigeria) Ltd) (collectively, the “Debtors,” and together with Seadrill Partners LLC’s direct and indirect non-Debtor subsidiaries and affiliates, collectively, “SDLP” and/or the “SDLP Group”), faced an onslaught of negative macroeconomic trends, including reduced upstream capital expenditures, a surplus in supply of available drilling units, and increased price competition. In response, SDLP and its seven-member Board of Directors proactively sought to address the SDLP Group’s capital structure challenges. Additionally, SDLP, through the four-member Conflicts Committee of its Board of Directors (the “Conflicts Committee”), focused on several key conflict issues, including the potential to restructure and/or replace the management services agreements (the “MSA”) with Seadrill Limited to best maximize value. To that end, the Conflicts Committee retained Evercore as its independent financial adviser and Sheppard Mullin as its independent legal counsel.

Since the summer of 2020, the Debtors preserved liquidity in anticipation of a holistic balance-sheet restructuring in conjunction with the Strategic Process (as defined below). As part of these efforts, the Debtor Loan Parties executed two amendments to the Term Loan B Credit Agreement that preserved more than $100.0 million of cash-interest expense and the Debtors elected not to make a periodic payment with respect to certain swap obligations.

In connection with the Term Loan B Credit Agreement amendments, the Conflicts Committee (together with Evercore and Sheppard Mullin) commenced a strategic process by which it solicited third party interest to (a) enter into a new management and administrative services agreement with the Debtors with respect to one or more of their vessels and/or (b) participate in a merger or acquisition transaction involving the Debtors (collectively, the “Strategic Process”). The goal of the Strategic Process was to maximize the Debtors’ value for the benefit of their stakeholders, with a view to facilitate further discussion and negotiation surrounding the Debtors’ balance-sheet restructuring

The Debtors, led by the Conflicts Committee, sought to use the Strategic Process to forge consensus with the Term Loan B (TLB) Lenders regarding a balance-sheet restructuring that would equitize all of the TLB Lenders’ claims through a scheme of arrangement or prearranged chapter 11 process.

On November 25, 2020, Seadrill Limited, without prior notice to SDLP, exercised certain purported rights under the MSA to settle approximately $24.2 million in purported various claims, which was $19.4 million in excess of the $4.8 million authorized by the Conflicts Committee (the “Cash Sweep”). Thereafter, the Conflicts Committee assessed Seadrill Limited’s actions and sought to chart a path forward to maximize the value of the Debtors in light of numerous considerations. Among other things, the Conflicts Committee: (a) conferred with the Debtors’ management team and the Conflicts Committee’s independent advisors; (b) engaged with the advisors to the Ad Hoc Group regarding the situation; (c) considered the effect of Seadrill Limited’s actions or potential actions on its operations, customers, and employees; and (d) engaged with independent counsel regarding potential legal recourse.

Following several days of review and numerous formal and informal meetings, both at the Conflicts Committee level and at the Board level, the Debtors determined that it was prudent to commence the reorganization proceedings (the “Chapter 11 Proceedings”) to ensure that no additional unauthorized settlements like the Cash Sweep occurred by Seadrill Limited and to use the chapter 11 process to maximize the value of the Debtors’ enterprise for the benefit of all stakeholders. In conjunction with their decision to commence the Chapter 11 Cases, the Debtors negotiated with the Ad Hoc Group for consensual use of cash collateral. As part of that agreement, the Debtors were to complete the Strategic Process, the outcome of which the Debtors anticipated would serve as the foundation for a plan of reorganization to address the Debtors’ over-leveraged balance sheet and an expeditious exit from Chapter 11 bankruptcy.

Bankruptcy Petitions and Chapter 11 Proceedings

On December 1, 2020 (the “Petition Date”), the Debtors filed voluntary petitions (the “Bankruptcy Petitions”) for relief under Chapter 11 (“Chapter 11”) of the United States Bankruptcy Code (the “Bankruptcy Code”) in the United States Bankruptcy Court for the Southern District of Texas (the “Bankruptcy Court”), triggering a stay on enforcement of remedies with respect to the Company’s debt obligations. As part of the Chapter 11 Proceedings, the Debtors were granted “first-day” relief which enabled us to continue operations without interruption and the Debtors continued to operate their businesses as “debtors-in-possession” under the jurisdiction of the Bankruptcy Court and in accordance with the applicable provisions of the Bankruptcy Code and orders of the Bankruptcy Court. The cases were jointly administered under Case No. 20-35740 (“Chapter 11 Cases”).

On February 12, 2021, the Debtors and certain of their pre-petition lenders executed a plan support agreement, which contemplated a series of restructuring transactions that would equitize approximately $2.8 billion in secured term loan obligations and select go-forward, value maximizing services providers. The restructuring transactions were effectuated through the Plan (as defined below).

As set forth in the Plan and the Disclosure Statement, holders of claims or interests in Classes 3, 4, and 5 were eligible to vote to accept or reject the Plan in accordance with the solicitation procedures. Holders of claims in classes 1 and 2 were unimpaired and conclusively presumed to accept the Plan and, therefore, did not vote to accept or reject the Plan. Holders of claims and interest in classes 8, 9, and 10 were impaired under the Plan, entitled to no recovery under the Plan, and are therefore were deemed to have rejected the Plan. Holders of claims in classes 6 and 7 were unimpaired and conclusively presumed to have accepted the Plan (to the extent reinstated) or were impaired and deemed to reject the Plan (to the extent cancelled and released), and, in either event, were not entitled to vote to accept or reject the Plan. All voting classes voted to accept the Plan in the numbers and amounts required by section 1126 of the Bankruptcy Code.

On May 14, 2021, the Debtors filed the Fourth Amended Joint Chapter 11 Plan of Reorganization of Seadrill Partners LLC and its Debtor Affiliates Pursuant to Chapter 11 of the Bankruptcy Code (the “Plan of Reorganization”, or the “Plan”) with the Bankruptcy Court. On May 14, 2021 (the “Confirmation Date”), the Bankruptcy Court entered an order (the “Confirmation Order”) approving the Disclosure Statement and confirming the Plan.

Emergence from Chapter 11 Proceedings

On May 24, 2021 (the “Effective Date”), SDLP successfully completed its financial restructuring and the Debtors successfully emerged from bankruptcy as Aquadrill LLC (“Aquadrill”, or the “Reorganized Debtor”). All conditions precedent to the restructuring contemplated by the Plan were satisfied or otherwise waived on or prior to the Effective Date. The Plan equitized approximately $2.8 billion in funded debt obligations, leaving the Company debt free on emergence. On the Effective Date, SDLP’s common and subordinated units were cancelled and common units of Aquadrill (“New Common Units”) were issued to former holders of SDLP’s Super Senior Term Loan Claims and TLB Secured Claims. Due to the cancellation of SDLP’s common and subordinated units on the Effective Date, Seadrill Limited was no longer a related party to, and holds no ownership interest in, Aquadrill. As part of the Plan, New Management Services Agreements were entered into for the management of the Company’s offshore drilling units and a Transition Services Agreement was agreed to with Seadrill Limited that provided for a safe and efficient transition. Additionally, the Plan resolved all potential claims against the Company alleged by related parties, secured creditors and unsecured creditors. All cash payments made by the Company under the Plan on the Effective Date were funded from cash on hand. Confirmation of the plan resulted in the discharge of all claims against the Company that arose before December 1, 2020 and substantially alters or terminates all rights and interests of equity security holders as provided for in the plan.

Pre-petition claims and liabilities subject to compromise

On January 29, 2021, the Debtors filed schedules of assets and liabilities and statements of financial affairs with the Bankruptcy Court setting forth, among other things, the assets and liabilities of the Debtors, subject to the assumptions filed in connection therewith. The schedules and statements were subject to further amendment or modification after filing.

During bankruptcy, the Debtors’ liabilities were segregated into those subject to compromise and those not subject to compromise under ASC 852. Liabilities subject to compromise represented pre-petition obligations that were not fully secured and had at least a possibility of not being repaid at the full claim amount.

The Chapter 11 petition triggered an event of default under the Term Loan B Credit Agreement. As of the Petition Date, the Company reclassified the Term Loan B to liabilities subject to compromise and discontinued recording interest. During the year ended December 31, 2020 (Predecessor), we paid interest of LIBOR + 6% on the original term loan and LIBOR + 10% on the super senior loans. LIBOR was subject to a 1% floor. As of the date of filing for Chapter 11, we were subject to an additional 2% default interest. The contractual interest expense on the Term Loan B not accrued in the Company’s Consolidated Statements of Operations was $21.3 million for the period from the Petition Date through December 31, 2020 (Predecessor) and $77.9 million for the period from January 1, 2021 through the Effective Date (Predecessor).

All holders of pre-petition claims except governmental units were required to file proofs of claim by February 15, 2021 (the “Bar Date”). Governmental units holding claims against the Debtors were required to file proof of claim by May 30, 2021. At the Bar Date, 285 claims totaling approximately $3.2 billion had been filed with the Bankruptcy Court against the Debtors. Subsequent to this date, approximately 166 further claims have been filed but this did not materially impact the overall amount claimed against the Debtors. Through the claims resolution process, we identified claims that we believe should be disallowed by the Bankruptcy Court because they were duplicative, were later amended or superseded, were without merit, or were overstated or for other reasons. Through the claims resolution process, differences in amounts scheduled by the Debtors and claims filed by creditors were investigated and resolved, including through the filing of objections with the Bankruptcy Court where appropriate. We filed objections with the Bankruptcy Court as necessary for claims we believed should have been disallowed. Claims we believed were allowable were reflected in “Liabilities subject to compromise” in the Consolidated Balance Sheets.

Prior to the Company’s emergence from Chapter 11 bankruptcy on the Effective Date, all pre-petition amounts of known or potential pre-petition claims to be resolved in connection with the Chapter 11 Proceedings were classified as “Liabilities subject to compromise” in the Consolidated Balance Sheets at the expected amount of the allowed claim. All liabilities subject to compromise excluding general unsecured claims (“GUC”) have either been settled or reinstated pursuant to the terms of the Plan. The GUC has not been settled and will not be settled prior to completion of our audited financials.

In light of the number of claims filed, the claims resolution process will take additional time to complete. Accordingly, the ultimate number and amount of allowed claims is not presently known, nor can the ultimate recovery with respect to allowed claims be presently ascertained.

Debtor-In-Possession

During the pendency of the Chapter 11 Cases, we operated our business as debtors-in-possession in accordance with the applicable provisions of the Bankruptcy Code. The Bankruptcy Court granted all first day motions filed by us which were designed primarily to minimize the impact of the Chapter 11 Cases on our normal day-to-day operations, our customers, regulatory agencies, including taxing authorities, and employees. As a result, we were able to conduct normal business activities and pay all associated obligations for the post-petition period and we were also authorized to pay and have paid pre-petition employees’ wages and benefits, pre-petition amounts owed to certain lienholders and critical vendors, amounts due to taxing authorities and other related taxes and funds belonging to third parties. During the pendency of the Chapter 11 Cases, all transactions outside the ordinary course of our business required the approval of the Bankruptcy Court.

New Management Services Agreements

Prior to the Chapter 11 filing, Seadrill Limited was a related party of the Company and owned 46.6% of the outstanding limited liability interests of the Company, which included 34.9% of the outstanding common units and 100% of the subordinated units. Seadrill Limited was responsible for the management, marketing, and operation of our fleet of drilling units through a series of management, operational support, and technical supervision service agreements. We were charged a fee for the services provided to us. Note that after the Effective Date Seadrill Limited was no longer a related party.

On January 20, 2021, the Company entered into a management agreement with Energy Drilling Management Pte. Ltd. (“Energy Drilling”) to maintain, market and operate our owned tender rigs; T-15, T-16, and Vencedor. The Energy Drilling MSA was the result of an extensive marketing process conducted by the Debtors. As part of this process, the Debtors reached out to numerous potential counterparties, received, and evaluated several bids in consultation with Sheppard Mullin, and in the Debtors’ business judgment, decided to enter into the Energy Drilling MSA. On February 2, 2021, the Bankruptcy Court entered the Energy Drilling Order, approving the Debtors’ entry into the Energy Drilling MSA agreement. The agreement started a 90-day transition period of services provided for the T-15, T-16 and Vencedor from Seadrill Limited to Energy Drilling.

On February 9, 2021, the Debtors entered into the Vantage Drilling MSA with Vantage Holdings International (“Vantage Drilling”) for the management and operation of the Debtors’ fleet vessels. The Vantage Drilling MSA was the result of an extensive marketing process conducted by the Debtors, Evercore, and Sheppard Mullin, as conflicts counsel. The Debtors, through Evercore, reached out to numerous potential counterparties, received, and evaluated several bids in consultation with Sheppard Mullin, and in the Debtors’ business judgment decided to enter into the Vantage Drilling MSA. On February 9, 2021, the Debtors submitted a motion for approval of a new framework agreement with Vantage Drilling for the management of certain rigs in our fleet.

Following the execution of the Vantage Drilling MSA, the Debtors continued to receive proposals with respect to the operation of certain of the Debtors’ vessels. Because the Vantage Drilling MSA remained subject to Bankruptcy Court approval (and was therefore not binding upon the Debtors), the Debtors undertook to assess such alternative proposals. Upon assessing such alternative proposals, the Debtors determined in their reasonable business judgment that the commercial proposition served by using a combination of Vantage Drilling, Diamond Offshore Drilling Inc. (“Diamond Offshore”), and Odfjell Drilling Ltd. (“Odjfell Drilling”), each as managers of certain of the Debtors’ vessels, was superior to the original Vantage Drilling management structure. Therefore, on March 16, 2021, the Debtors filed their Supplement to Debtors’ Emergency Motion for an Order (A) Authorizing the Debtors to Enter into a New Framework Agreement with Vantage Drilling International for the Debtors’ Fleet Vessels, and (B) Granting Related Relief (the “Supplement to MSA Motion”) seeking approval of management services agreements with Vantage Drilling, Diamond Offshore, and Odjfell Drilling. The Supplement to MSA Motion was heard on March 18, 2021. The Bankruptcy Court approved the motion, authorizing the Debtors to enter into management services agreements with Diamond Offshore, Odfjell Drilling, and an amended management services agreement with Vantage Drilling (collectively the Energy Drilling, Vantage Drilling, Diamond Offshore and Odfjell Drilling agreements are the “MSA Agreements” and Energy Drilling, Vantage Drilling, Diamond Offshore and Odfjell Drilling are the “MSA Managers”).

Seadrill Limited Global Settlement

On April 16, 2021, the Bankruptcy Court entered the MSA Settlement Order, which among other things, approved the Settlement (as defined in the MSA Settlement Order) by and among SDLP and each of its direct and indirect debtor and non-debtor subsidiaries and affiliates and Seadrill Limited and Seadrill Management Ltd. collectively with each of its debtor and non-debtor subsidiaries that provided services to SDLP under the Amended and Restated Management and Administrative Services Agreement, dated as of September 11, 2017, and all related agreements, and certain ancillary agreements (collectively, the “Seadrill Limited MSA”) (collectively, the “Parties”). The MSA Settlement Order provided for a global settlement between SDLP and Seadrill Limited, under which there was a comprehensive resolution of all disputes and claims and causes of action regarding pre-petition claims between SDLP and Seadrill Limited, post-petition charges under the management and administrative services agreements between the Parties, and provisions for go-forward transition services, each pursuant to a final order of the Bankruptcy Court. The Settlement Order among other things, deemed all payments due under the Settlement to be administrative claims against SDLP as defined in the Bankruptcy Code, authorized the Parties to perform any and all obligations contemplated by the Settlement, and modified the MSAs between the Parties during the transition period to reflect the terms of the Settlement and terminated the MSAs between the Parties at the conclusion of the transition period.

Under the MSA Settlement Order, Seadrill Limited was to provide restructuring and transition services to SDLP, within the scope set forth in the MSA Settlement Order through June 30, 2021 in exchange for a total fee of $3.0 million, inclusive of a restructuring services fee of $0.7 million for the period December 2020 through June 2021 (the “Restructuring Services Fee”) and a fee of $2.3 million (the “Transition Support Fee”), which fees were to be paid by SDLP in accordance with the terms and on the timing set forth in the MSA Settlement Order. Under the MSA Settlement Order, Seadrill Limited was not obligated to provide restructuring or transition services after June 30, 2021, so long as Seadrill Limited had made reasonable efforts to plan and complete the transition by such date. Further the MSA Settlement Order provided that Seadrill Limited ceased to be obliged to market the SDLP vessels.

Additionally, the SDLP Debtors were authorized and directed to pay Seadrill Limited a total fixed amount of $11.3 million on account of management services provided, consisting of $2.3 million per month from December 1, 2020 through April 30, 2021. The fixed fees covered all rigs, regardless of operating status. The fixed fees also included access to the capital-spares pool through April 30, 2021.

Furthermore, under the MSA Settlement Order, Seadrill Limited committed to seek customer approval to transition the Vela and Capella rigs to the applicable MSA providers prior to drilling contract completion date and work in good faith to achieve a safe and efficient transition if customer consent was received. SDLP was to pay Seadrill Limited operating fees of $25,000 per day for each of those rigs, effective May 1, 2021, through the date that any third party MSA provider was then in control of any respective rig. This fee included access to the capital spares pool through successful transition of the SDLP rigs to their new MSA providers.

In addition, the MSA Settlement Order provided that outstanding amounts for direct pass-through costs paid by Seadrill Limited from December 2020 onward were to be paid by SDLP to Seadrill Limited. Additionally, SDLP was to pay Seadrill Limited for unpaid pass-through costs accrued in December 2020, January 2021, and February 2021, in the amount of approximately $6.5 million. Furthermore, SDLP was to pay Seadrill Limited for ongoing monthly pass-through costs.

The MSA Settlement Order additionally authorized and directed the SDLP Debtors to fund $9.0 million in cash into a separate, segregated SDLP bank account to be used for the sole purpose of securing payments under the MSA Settlement Order (the “Segregated Account”). The balance of the Segregated Account was to remain at or above the initial funding amount until services provided to SDLP by Seadrill Limited under the terms of the Settlement were fully paid for. The Settlement Order deemed the cash in the Segregated Account free and clear of all preexisting liens, claims, and encumbrances and granted Seadrill Limited a first priority lien on the Segregated Account to secure amounts owed under the Settlement. Other than with respect to payments contemplated by the Settlement, SDLP was to not remove cash from the Segregated Account. As of December 31, 2022 (Successor), the $9.0 million was reduced to $0.5 million by an amendment with Seadrill Limited.

Furthermore, under the MSA Settlement Order, Seadrill Limited waived all claims it held with respect to the SDLP estates and SDLP waived all claims against Seadrill Limited’s estates.

Rejection of Executory Contracts

Subject to certain exceptions, under the Bankruptcy Code, the Debtors had the right to assume, amend and assume, assign or reject certain executory contracts and unexpired leases, subject to the approval of the Bankruptcy Court and certain other conditions. Generally, the assumption of a contract required the Debtors to satisfy pre-petition obligations under the contract, which potentially included payment of pre-petition liabilities in whole or in part. Rejection of a contract was typically treated as a breach occurring as of the moment immediately preceding the Petition Date. Subject to certain exceptions, this rejection relieved the Company from performing future obligations under the contract but entitled the counterparty to assert a pre-petition general unsecured claim for damages. During Chapter 11 proceedings, the Company identified one lease to reject based on the Company no longer utilizing the leased premises. No other contracts were rejected.

Key terms of the Plan of Reorganization

As set out above, the Plan was confirmed by the Bankruptcy Court on May 14, 2021 and became effective when the Debtors emerged from the Chapter 11 Proceedings on May 24, 2021. The Plan provided for, among other things, that:

•	Predecessor equity interests were cancelled, released, and extinguished and the Predecessor equity holders did not receive any consideration;

•	20 million New Common Units of the Successor company were issued or reserved for issuance, in accordance with the Plan;

•	Approximately 31.8% of the New Common Units were issued or reserved for issuance to holders of super senior term loan claims against the Company and certain of its Chapter 11 debtor affiliates;

•	Approximately 68.2% of the New Common Units were issued or reserved for issuance to holders of TLB secured claims against the Company and certain of its Chapter 11 debtor affiliates;

•	All outstanding obligations under the Term Loan B were settled in New Common Units;

•	The limited liability company agreement was amended for the authorization of the New Common Units and to provide registration rights thereunder, among other corporate governance actions;

•

$12.7 million of certain general unsecured claims were to receive their pro-rata share of the $2.3 million that was funded on the Effective Date into the General Unsecured Claim Distribution Account with the residual continuing unimpaired;

•	The holders of other secured claims and other priority claims received payment in full in cash on the Effective Date or through the ordinary course of business after the Effective Date;

•	The MSA Agreements were entered into for the management of the Company’s offshore drilling units. See the New Management Services Agreements item above for further discussion on the MSA Agreements;

•

The Settlement Agreement was entered into with Seadrill Limited which cancelled and released all pre-petition receivables and payables between us and Seadrill Limited. Approximately $4.9 million in payables to Seadrill Limited remained as of the Effective Date, which were reclassified to third-party payables upon emergence. See the Seadrill Limited Global Settlement item above for further discussion on the Settlement Agreement with Seadrill Limited;

•

A Transition Services Agreement was agreed to with Seadrill Limited that provided for a safe and efficient transition. See the Seadrill Limited Global Settlement item above for further discussion on the Transition Services Agreement;

•	The Plan resolved all potential claims against the Company alleged by related parties, secured creditors and unsecured creditors;

•

The Board of Directors authorized the 2021 Long-term Incentive Plan (“2021 LTIP”) which provides for awards in the form of Options, Unit Appreciation Rights, Restricted Unit Awards, Restricted Settlement Unit Awards, Performance Awards, or other Unit-Based awards. 1,052,631 New Common Units were authorized and reserved for issuance pursuant to the 2021 LTIP. No New Common Units were issued under the 2021 LTIP as of the Effective Date.

As of the Effective Date, in accordance with the Plan, the Board of Directors consisted of five members, comprised of the Company’s Chief Executive Officer, Steven L. Newman, and four new members, Alan S. Bigman, John Bishop, Daniel C. Herz, and N. John Lancaster, Jr.

Reorganization items, net

Incremental expenses, gains and losses that were realized or incurred between the Petition Date and the Effective Date and as a direct result of the Chapter 11 Cases and the implementation of the Plan, gains on the settlement of liabilities under the Plan and the net impact of fresh start accounting adjustments are classified as “Gain/(loss) on Reorganization items, net” in the Consolidated Statements of Operations. Advisory and professional fees associated with our restructuring that were incurred before the Petition Date are recorded in “Other financials expenses” in our Consolidated Statements of Operations.

Advisory and professional fees associated with our restructuring that were incurred after the Effective Date are recorded in “Restructuring and other expenses” in our Consolidated Statements of Operations. For the period from May 25, 2021 through December 31, 2021 (Successor), $3.7 million of professional and advisory fees that were incurred after the Effective Date were recorded in “Restructuring and other expenses”. There were no professional and advisory fees related to restructuring incurred during the year ended December 31, 2022 (Successor).

The following table summarizes the components included within Gain on reorganization items, net (in millions):

	Successor		Predecessor
(In $ millions)	Year ended December 31, 2022	Period from May 25, 2021 to December 31, 2021	Period from January 1, 2021 to May 24, 2021
Advisory and professional fees	$—	$—	$(35.4)
Gain on liabilities subject to compromise	—	—	2,292.1
Interest income on surplus cash invested	—	—	0.1
Fresh start valuation adjustments	—	—	(150.0)
Success fees for professional service providers	—	—	(9.8)
Elimination of Predecessor accumulated other comprehensive income	—	—	(0.1)

Total gain/(loss) on reorganization items, net	$—	$—	$2,096.9

Advisory and professional fees - Professional and advisory fees incurred for post-petition Chapter 11 expenses.

Gain on liabilities subject to compromise - At emergence from Chapter 11 we settled our liabilities subject to compromise in accordance with the Plan. The total net gain on liabilities subject to compromise of $2,292.1 million is comprised of a $65.8 million gain resulting from the Settlement Agreement approved by the court on May 14, 2021, and a $2,226.3 million gain on liabilities subject to compromise at emergence. Refer to Note 5 – “Fresh start accounting” for further information.

Interest income on surplus cash invested - Interest income recognized on cash held within entities that had filed for Chapter 11.

Fresh start valuation adjustments - At emergence from Chapter 11, our assets and liabilities were recorded at reorganization value in accordance with ASC 852. The effects of the application of fresh start accounting were applied as of May 24, 2021 (Predecessor), and the new basis of our assets and liabilities are reflected in the Consolidated Balance Sheet as of December 31, 2021 (Successor) and the related adjustments thereto were recorded in the Consolidated Statement of Operations in the Predecessor. Refer to Note 5 – “Fresh start accounting” for further information.

Success fees for professional service providers - Represents professional and advisory fees earned conditionally upon our emergence from bankruptcy.

Elimination of Predecessor accumulated other comprehensive income (“AOCI”) - All equity of the Predecessor Company was written off, including AOCI at emergence. The adjustment of AOCI was recorded as a reorganization item, consistent with the concept of applying fresh-start adjustments to the respective assets or liabilities which gave rise to the component of other comprehensive income.

Note 5 – Fresh start accounting (Restated)

Fresh Start Accounting

Upon emergence from bankruptcy, the Company met the criteria and were required to adopt fresh start accounting in accordance with the provisions set forth in ASC 852, Reorganizations, as (i) the holders of the then-existing voting units of the Predecessor prior to emergence received less than 50% of the new voting units of the Successor outstanding following its emergence from bankruptcy and (ii) the reorganization value of the Company’s assets immediately prior to confirmation of the Plan was less than the total of all post-petition liabilities and allowed claims.

We applied fresh start accounting effective May 24, 2021, which resulted in a new basis of accounting and Aquadrill becoming a new entity for financial reporting purposes with no beginning retained earnings or deficit as of the Effective Date. The effects of the Plan and the application of fresh start accounting were applied as of May 24, 2021 (Predecessor), and the new basis of our assets and liabilities are reflected in our Consolidated Balance Sheet as of December 31, 2022 (Successor) and 2021 (Successor) and the related adjustments thereto were recorded in the Consolidated Statement of Operations of the Predecessor as “Gain/(loss) on Reorganization items, net” during the period from January 1, 2021 through May 24, 2021 (Predecessor). As a result of the application of fresh start accounting and the effects of the implementation of the Plan, certain values and operational results of the consolidated financial statements subsequent to May 24, 2021, are not comparable to those in the Company’s consolidated financial statements prior to and including May 24, 2021. The Effective Date reorganization values of the Successor’s assets differ materially from their recorded values as reflected on the historical balance sheet of the Predecessor.

Reorganization Value

Reorganization value, as determined in accordance with Accounting Standards Codification 820, Fair Value Measurement (“ASC 820”), represents the fair value of the Successor Company’s total assets before the consideration of liabilities and is intended to approximate the amount a willing buyer would pay for the assets immediately after the effects of the restructuring. Under fresh start accounting, we are required to allocate the reorganization value to the Company’s individual identifiable tangible and intangible assets and liabilities based on their estimated fair values (except for deferred income taxes) in conformity with Accounting Standards Codification 805, Business Combinations (“ASC 805”). Deferred income tax amounts were determined in accordance with Accounting Standards Codification 740, Income Taxes (“ASC 740”).

As set forth in the Plan and the related disclosure statement approved by the Bankruptcy Court, the valuation analysis resulted in an enterprise value of the Successor to be between $350.0 million to $650.0 million, with a midpoint of $500.0 million. After deducting estimated undiscounted cash needed to fund operations of $225.0 million and adding estimated pre-emergence Cash of $255.0 million, the valuation analysis resulted in an implied Equity Value of approximately $380.0 million to $680.0 million, with a midpoint of $530.0 million. Based on the estimates and assumptions discussed below, the Company valued the Successor’s individual assets, liabilities, and equity instruments for financial reporting purposes and determined the value of the enterprise was approximately $500.0 million as of the Effective Date, which fell in line with the midpoint of the forecast enterprise value ranges approved by the Bankruptcy Court.

The company estimated the enterprise value of the Successor using a discounted cash flow (“DCF”) method. The DCF analysis is a forward-looking enterprise valuation methodology that estimates fair value by calculating the present value of expected future cash flows to be generated plus a present value of the estimated terminal value. The Company established an estimate of future cash flows through 2025 based on earnings forecasts and assumptions regarding growth and margin projections. A terminal value was included and was calculated using the constant growth method based on the projected cash flows of the final year of the forecast period plus 2.0% per annum until the end of the life of the drilling unit. Income taxes were forecast as a percentage of revenue utilizing an estimated effective tax rate of 6.0% for drillships and semi-submersible rigs and 3.2% for tender rigs. The discount rate was estimated based on an after-tax weighted average cost of capital (“WACC”) reflecting the rate of return that would be expected by a market participant and equated to approximately 21.5%. The WACC also takes into consideration a company-specific risk premium, reflecting the risk associated with the overall uncertainty of the financial projections used to estimate future cash flows.

While the Company considers such estimates and assumptions reasonable, they are inherently subject to significant business, economic and competitive uncertainties, many of which are beyond the Company’s control and, therefore, may not be realized. Changes in these estimates and assumptions may have a significant effect on the determination of the Company’s enterprise value. The assumptions used in the calculations for the DCF analysis included projected revenue, costs and cash flows which represented the Company’s best estimates at the time the analysis was prepared. The DCF analysis has various complex considerations and judgments, including the discount rate and all of the other projections. Due to the unobservable inputs to the valuation, the fair value would be considered Level 3 in the fair value hierarchy.

The estimated enterprise value is not necessarily indicative of the actual value and the financial results; changes in the economy or the financial markets could result in a different enterprise value. The actual value of the business is subject to certain uncertainties and contingencies that are difficult to predict and will fluctuate with changes in various factors affecting the financial conditions and prospects of such a business.

Fair values are inherently subject to significant uncertainties and contingencies beyond our control. Accordingly, there can be no assurance that the estimates, assumptions, valuations, and financial projections will be realized, and actual results could vary materially.

Valuation of Drilling Units

Our fleet of drilling units comprise our principal assets. With the assistance of valuation experts, we determined a fair value of these drilling units based primarily on an income approach utilizing a DCF analysis. We established an estimate of future cash flows for the period ranging from emergence to the end of life for each rig and discounted the estimated future cash flows to present value. The expected cash flows used in the discounted cash flows were derived from earnings forecasts and assumptions regarding growth and margin projections.

Discount rates of 18.8% to 27.0% were estimated based on an after-tax weighted average return on assets (“WARA”) reflecting the rate of return that would be expected by a market participant. The WARA also takes into consideration rig-specific risk premium reflecting the risk associated with the overall uncertainty of the financial projects used to estimate future cash flows. We used a cost approach to value drilling units that have been targeted for recycling post-emergence based on the actual scrap value of the drilling unit.

Reconciliation of enterprise value to fair value of Successor common equity

The following table reconciles the enterprise value to the estimated fair value of the Successor’s equity at the Effective Date (in millions):

Enterprise Value, excluding cash	$500.0
Plus : Excess Cash[1]	64.5

Fair value of Successor equity	$564.5

(1)

Excess cash of $64.5 million is calculated by taking the Company’s Successor cash and cash equivalents balance of $289.5 million less $225.0 million of minimum cash required to operate the business as determined by management. The minimum cash required to operate the business of $225.0 million was also utilized in the estimation of the range of enterprise values included in the Plan and approved by the Bankruptcy Court.

Reorganization value and enterprise value were estimated using numerous projections and assumptions that are inherently subject to significant uncertainties and resolution of contingencies that are beyond our control. Accordingly, the estimates set forth herein are not necessarily indicative of actual outcomes, and there can be no assurance that the estimates, projections or assumption will be realized.

The following table (restated) reconciles the enterprise value to the estimated reorganization value as of the Effective Date (in millions):

Enterprise Value, excluding cash	$500.0
Plus: Excess Cash	64.5
Plus: Current liabilities, non-interest bearing	39.6
Plus: Deferred tax liabilities, non- current	0.8
Plus: Other non-current liabilities	69.8

Reorganization Value	$674.7

Consolidated Balance Sheet

The adjustments included in the following Consolidated Balance Sheet reflect the effects of the consummation of the transactions contemplated by the Plan (reflected in the column “Reorganization Adjustments”) as well as fair value adjustments as a result of the adoption of fresh start accounting (reflected in the column “Fresh Start Adjustments”). The explanatory notes provide additional information with regard to the adjustments recorded, the methods used to determine fair values or other amounts of the assets and liabilities as well as significant assumptions or inputs.

	As of May 24, 2021
	Predecessor Company (Restated)	Reorganization Adjustments (Predecessor)			Fresh Start Adjustments (Predecessor)			Successor Company (Restated)
	(In millions)
ASSETS
Cash and cash equivalents	$323.5	$(34.0)	(a	)	$—			$289.5
Restricted cash	25.3	2.5	(b	)	—			27.8
Accounts receivable, net	30.8	—			—			30.8
Other current assets	18.2	22.8	(c	)	(5.5)	(l	)	35.5

Total current assets	397.8	(8.7)			(5.5)			383.6

Non-current assets
Drilling units	427.8	—			(137.7)	(m	)	290.1
Deferred tax assets	1.0	—			—			1.0
Other non-current assets	7.3	—			(7.3)	(l	)	—

Total non-current assets	436.1	—			(145.0)			291.1

Total assets	$833.9	$(8.7)			$(150.5)			$674.7

LIABILITIES AND MEMBERS’ CAPITAL
Current liabilities
Trade accounts payable and accruals	$12.2	$9.1	(d	)	$—			$21.3

Related party payable	4.9	(4.9)	(e	)	—			—
Other current liabilities	19.3	(0.5)	(f	)	(0.5)	(n	)	18.3

Total current liabilities	36.4	3.7			(0.5)			39.6

Liabilities subject to compromise	2,793.1	(2,793.1)	(g	)	—			—

Non-current liabilities
Deferred tax liability	0.8	—			—			0.8
Other non-current liabilities	69.8	—			—			69.8

Total non-current liabilities	70.6	—			—			70.6

Commitments and contingencies
Equity
Member’s capital
Predecessor members’ unit capital	235.5	(235.5)	(h	)	—			—
Predecessor additional paid in capital	1,509.0	(1,509.0)	(h	)	—			—
Successor additional paid in capital	—	564.5	(k	)	—			564.5
Predecessor accumulated other comprehensive (loss)/ income	(0.1)	0.1	(i	)	—			—
Predecessor accumulated (deficit)/ earnings	(4,451.2)	4,601.2	(j	)	(150.0)	(o	)	—

Total members’ capital	(2,706.8)	3,421.3			(150.0)			564.5
Non-controlling interest	640.6	(640.6)	(h	)	—			—

Total (deficit)/equity	(2,066.2)	2,780.7			(150.0)			564.5

Total liabilities and equity	$833.9	$(8.7)			$(150.5)			$674.7

Additionally, other current liabilities and other non-current liabilities at May 24, 2021 reflect the restatement described in Note 1 – General information, as this balance existed as of emergence date.

Reorganization Adjustments (in millions):

(a)	Adjustments to cash and cash equivalents included the following:

Cash and cash equivalents
Payment for professional fees	(7.9)
Funding of Professional Fee Escrow Account	(21.6)
Payment to Transocean for Administrative Claim related to Patent Settlement	(2.0)
Funding of General Unsecured Claim Distribution Account	(2.3)
Funding of Claim Administration Distribution Account	(0.2)

Change in cash and cash equivalents	(34.0)

(b)	Adjustments to restricted cash included the following:

Restricted cash
Funding of General Unsecured Claim Distribution Account	2.3
Funding of Claim Administration Distribution Account	0.2

Change in restricted cash	2.5

(c)	Adjustments to other current assets included the following:

Other current assets
Funding of Professional Fee Escrow Account	21.6
Recognition of prepaid amount related to the Transocean Patent Settlement	1.2

Changes in other current assets	22.8

(d)	Adjustments to trade accounts payable and accruals included the following:

Trade accounts payable and accruals
Accrual for undistributed Claim Distribution Account for General Unsecured Claims on emergence	2.3
Payment of professional fees	(3.7)
Success fees accrued upon emergence	5.6
Reclassification from related party payable to trade account payable related to certain amounts owed to Seadrill Limited	4.9

Change in trade accounts payable and accruals	9.1

(e)	Reflects the reclassification from related party payable to trade accounts payable related to certain amounts owed to Seadrill Limited.

(f)	Adjustments to other current liabilities included the following:

Other current liabilities
Recognition of income tax payable as a result of the reorganization	0.3
Payment to Transocean for Administrative Claim related to Patent Settlement	(0.8)

Change in other current liabilities	(0.5)

(g)	Liabilities subject to compromise were settled as follows in accordance with the Plan:

Gain on liabilities subject to compromise
Senior undersecured or impaired external debt	2,727.1
Derivatives previously recorded at fair value	20.8
Account payables and other liabilities *	12.7
Accrued interest payable	32.5

Liabilities subject to compromise	2,793.1
Less: Fair value of equity issued to holders of super senior term loan claims and TLB secured claims	(564.5)
Less: Undistributed Claim Distribution account for holders of General Unsecured Claims on emergence	(2.3)

Gain on settlement of liabilities subject to compromise	2,226.3

*	Includes liabilities with related parties. Refer to Note 14 – “Related party transactions”.

(h)	Reflects the cancellation of Predecessor members’ capital and non-controlling interest to accumulated earnings

(i)	Reflects the reorganization adjustment to reset accumulated other comprehensive income.

(j)	Adjustments to Predecessor accumulated (deficit)/earnings included the following:

Predecessor accumulated (deficit)/earnings
Gain on settlement of liabilities subject to compromise	2,226.3
Cancellation of Predecessor members’ capital	1,744.5
Success fees incurred upon emergence	(9.8)
Cancellation of accumulated other comprehensive income	(0.1)
Cancellation of non-controlling interest	640.6
Recognition of tax expenses related to reorganization adjustments	(0.3)

Total change in Predecessor accumulated earnings	4,601.2

(k)	Reflects the issuance of 20,000,000 common units to holders of super senior term loan claims and TLB secured claims

Fresh Start Adjustments (in millions)

(l)

Adjustment to write-off (i) current deferred mobilization costs of $1.6 million that have no future economic benefit to the Successor and (ii) write-off of current assets of $3.9 million and non-current assets of $7.3 million relating to Predecessor D&O insurance policy that have no future economic benefit to the Successor

(m)	Adjustment to the drilling units to record the fair value of the rigs and capital spares utilizing a combination of income-based and market-based approaches

(n)	Adjustment to write-off current deferred mobilization revenues that do not represent future performance obligations of the Successor

(o)	Reflects the fresh start accounting adjustment to reset accumulated earnings

Note 6 – Contracts with customers

The following table provides information about receivables and contract liabilities from our contracts with customers:

	Successor
(In $ millions)	2022	2021
Accounts receivable, net	44.5	35.0
Current contract liabilities (deferred revenues) (1)	3.8	5.6

(1)

Current contract liabilities balances are included in “Other current liabilities” in our Consolidated Balance Sheets at December 31, 2022 (Successor) and December 31, 2021 (Successor) and are primarily related to deferred mobilization revenues that will be recognized as mobilization revenue over the contract term.

Changes in contract liabilities during the period are as follows:

	Successor		Predecessor
(In $ millions)	Year ended December 31, 2022	Period from May 25, 2021 to December 31, 2021	Period from January 1, 2021 to May 24, 2021
Contract liabilities at start of period	5.6	—	0.9
Decrease due to amortization of revenue that was included in the beginning contract liability balance	(5.6)	—	(0.9)
Increase due to cash received, excluding amounts recognized as revenue	3.8	5.6	0.5
Fresh start accounting adjustments	—	—	(0.5)

Contract liabilities at end of period	3.8	5.6	—

The deferred revenues balance of $3.8 million reported in “Other current liabilities” at December 31, 2022 (Successor) is expected to be realized within the next twelve months. There were $3.6 million of contract assets at December 31, 2022 (Successor) and $2.0 million of contract assets at December 31, 2021 (Successor) reported in “Other current assets”.

Note 7 – Taxation

Income taxes consist of the following:

	Successor		Predecessor
(In $ millions)	Year ended December 31, 2022	Period from May 25, 2021 through December 31, 2021	Period from January 1, 2021 through May 24, 2021
Current tax (benefit)/expense:
U.K.
Foreign	8.8	(2.5)	5.5

Total current tax (benefit)/expense	8.8	(2.5)	5.5
Deferred tax (benefit)/expense:):
U.K.
Foreign	(14.2)	(6.1)	2.1

Total income tax (benefit)/expense	(5.4)	(8.6)	7.6

Aquadrill LLC is tax resident in the U.K. The Company’s controlled affiliates operate and earn income in several countries and are subject to the laws of taxation within those countries. Currently some of the Company’s controlled affiliates formed in the Marshall Islands along with all those incorporated in the U.K. (none of whom presently own or operate rigs) are resident in the U.K. and are subject to U.K. tax. Subject to changes in the jurisdictions in which the Company’s drilling units operate and/or are owned, differences in levels of income and changes in tax laws, the Company’s effective income tax rate may vary substantially from one reporting period to another.

The Company’s effective income tax rate for each of the period, for the year ended December 31, 2022 (Successor), the period from May 25, 2021 through December 31, 2021 (Successor), and the period from January 1, 2021 through and including May 24, 2021 (Predecessor) differs from the U.K. statutory income tax rate as follows:

	Successor		Predecessor
	Year ended December 31, 2022	Period from May 25, 2021, through December 31, 2021	Period from January 1, 2021 through May 24, 2021
U.K. statutory income tax rate	19.0%	19.0%	19.0%
Non-U.K. taxes	(4.0)%	(6.9)%	(18.6)%

Effective income tax rate	15.0%	12.1%	0.4%

The Company recognized a tax benefit of $0.5 million during the year ended December 31, 2022 (Successor) by carrying back net operating losses to previous years. Due to the CARES Act in the U.S., the Company recognized a tax benefit of $3.0 million during the year ended December 31, 2021 (Successor) by carrying back net operating losses to previous years.

Deferred Income Taxes

Deferred income taxes reflect the impact of temporary differences between the amount of assets and liabilities recognized for financial reporting purposes and such amounts recognized for tax purposes.

Our deferred tax assets consist of the following:

	Successor
(In $ millions)	2022	2021
Provisions	—	—
Net operating losses carryforward	247.3	248.4
Interest carryforward	69.8	74.4
Property, plant and equipment	160.8	158.0
Other	0.5	1.7

Gross deferred tax assets	478.4	482.5

Valuation allowance	(457.8)	(474.9)

Deferred tax asset, net of valuation allowance	20.6	7.6

Our deferred tax liabilities consist of the following:

	Successor
(In $ millions)	2022	2021
Unremitted earnings of subsidiaries	—	1.1

Gross deferred tax liabilities	—	1.1

Net deferred tax asset	20.6	6.5

As of December 31, 2022 (Successor), deferred tax assets related to net operating loss (“NOL”) carryforwards were $247.3 million, which can be used to offset future taxable income. NOL carryforwards which were generated in various jurisdictions, include $67.3 million which will not expire and $180.0 million that will expire between 2023 and 2039 if not utilized. We establish a valuation allowance for deferred tax assets when it is more-likely-than-not that the benefit from the deferred tax asset will not be realized. The amount of deferred tax assets considered realizable could increase or decrease in the near-term if our estimates of future taxable income change. Our valuation allowance primarily consists of $226.7 million on NOL carryforward, $160.8 million on PP&E and $69.8 million on interest carryforward.

Uncertain tax positions

As of December 31, 2022 (Successor), the Company had a total amount of unrecognized tax benefit of $45.8 million (and $41.2 million at December 31, 2021 (Successor)) excluding interest and penalties of which $40.6 million was included in “Other non-current liabilities” on the Consolidated Balance Sheets and $5.2 million was presented as a reduction of deferred tax assets. The changes to the Company’s balance related to unrecognized tax benefits were as follows:

	Successor		Predecessor
(In $ millions)	Year ended December 31, 2022	Period from May 25, 2021, through December 31, 2021	Period from January 1, 2021, through May 24, 2021
Balance beginning of year	41.1	39.2	39.2
Increases as a result of positions taken in prior years	5.5	2.0	—
Decreases as a result of positions taken in prior years	—	—	—
Settlements	(0.8)	—	—

Unrecognized tax benefits	45.8	41.2	39.2

Accrued interest and penalties totaling $10.0 million as of December 31, 2022 (Successor), $7.0 million as of December 31, 2021 (Successor), and $5.9 million as of May 24, 2021 (Predecessor) were included in “Other non-current liabilities” on the Consolidated Balance Sheets. The Company recognized interest and penalty expense of $3.0 million as “Income tax (expense)/benefit” in the Consolidated Statements of Operations the period ended December 31, 2022 (Successor), $1.1 million expense for the period from May 25, 2021 through December 31, 2021 (Successor), $0.7 million expense for the period from January 1, 2021 through and including May 24, 2021 (Predecessor), and $1.2 million expense as of December 31, 2020 (Predecessor).

As of December 31, 2022 (Successor), $50.6 million of our unrecognized tax benefit, including penalties and interest, would have a favorable impact to the Company’s effective tax rate if recognized.

Tax examinations

The Company is subject to taxation in various jurisdictions. The Ghana tax authorities have issued a series of assessments with respect to our returns for certain years up to 2018 in respect of indirect and direct taxes. The assessments are for an aggregate amount of $17.9 million as of the date of this report. These assessments are being robustly contested including filing relevant appeals. An adverse outcome on these proposed assessments could result in a material adverse impact on our Consolidated Balance Sheets, Statement of Operations or Statement of Cash Flows.

The following table summarizes the earliest tax years that remain subject to examination by the major taxable jurisdictions in which the Company operates:

Jurisdiction	Earliest Open Year
United States	2019
Nigeria	2012
Ghana	2013

Note 8 – Other operating items

During the year ended December 31, 2022 (Successor), we recognized a gain on sale of assets of $27.2 million. This gain was comprised of $6.0 million from sale of the Leo and $21.2 million from the sale of the Capricorn.

During the period from May 25, 2021 to December 31, 2021 (Successor) we recognized a gain on sale of assets of $0.8 million and during the period from January 1, 2021 to May 24, 2021 (Predecessor) we recognized no gain on sale of assets. The gain resulted from the sale of inventories and spare parts to Seadrill Limited, a former related party during the Predecessor period.

We review the carrying value of our long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be appropriate. During 2022 (Successor) and 2021 (Predecessor and Successor), no impairment triggering events were identified and as such the Company determined no impairments were necessary for the period.

Note 9 – Restricted cash

Restricted cash at December 31, 2022 (Successor) consists of $0.7 million for cash held as collateral for a guarantee with DNB Bank ASA to provide security for the payment, discharge and performance of secured obligations, $0.5 million held in the Segregated Account related to the MSA Settlement Order as discussed earlier in Note 4 – Chapter 11 proceedings, $2.3 million for bankruptcy related costs, $0.6 million for cash that has been frozen in Nigeria for the ongoing tax audit for services provided by the Capella and $0.5 million related to the Energy Drilling MSA.

Restricted cash at December 31, 2021 (Successor) consists of $2.5 million for cash held as collateral for a guarantee with DNB Bank ASA to provide security for the payment, discharge and performance of secured obligations, $9.8 million for cash held as collateral for a guarantee with Danske Bank to provide security for the payment, discharge and performance of secured obligations, $9.0 million held in the Segregated Account related to the MSA Settlement Order as discussed earlier in Note 4 – Chapter 11 proceedings,, $2.3 million for bankruptcy related costs, $0.6 million for cash that has been frozen in Nigeria for the ongoing tax audit for services provided by the Capella and $0.5 million related to the Energy Drilling MSA.

Note 10 – Accounts receivable, net

Accounts receivable, net are held at their nominal amount less an allowance for expected credit losses and customer disputes. The adoption of ASC 326 Financial Instruments – Credit Losses on January 1, 2020, did not have a material impact on our third-party accounts receivable balances either on transition or at the year end. In calculating the expected credit losses, we assumed that the accounts receivable are performing, mature within three months and have at least a BBB- credit rating. The major risk characteristics relevant to the receivable portfolio include volatility in the markets in which we operate, potentially inhibiting our ability to collect on our receivables. For the year ended December 31, 2022 (Successor), for period from May 25 through December 31, 2021 (Successor), and the period from January 1, 2021 through May 24, 2021 (Predecessor), no significant purchases nor disposals of financial assets occurred.

We extend credit on an unsecured basis to most of our customers. Our exposure to expected credit losses depends on the financial condition of our customers and other macroeconomic factors beyond our control, such as deteriorating conditions in the world economy or in the industries we serve, changes in oil prices and political instability. Due to the nature of how our revenue contracts are established, our credit risk lies with both the MSA manager and end customer. While we actively manage our credit exposure and work to respond to both changes in our customers’ financial conditions or macroeconomic events, there can be no guarantee we will be able to mitigate all of these risks successfully. Our payment terms with customers are generally 30 to 60 days, although certain markets and other customer-specific factors may warrant longer payment terms. Accounts receivable balances that are not paid within the terms of the sales agreement may be subject to finance fees based on the outstanding balance. Although we analyze customers’ payment history and expected creditworthiness, since we extend credit on an unsecured basis to most of our customers, there is a possibility that any accounts receivable not collected may ultimately need to be written off.

We had accounts receivable, net of $44.5 million and $35.0 million as of December 31, 2022 (Successor) and December 31, 2021 (Successor), respectively. Such receivables were the result of payments due under long-term contracts with a limited number of counterparties, net of reimbursable expenses to certain MSA managers and customer disputes, all of which are investment grade and have no history of default under the current contracts. We assess the credit risk associated with these counterparties based on the default rates of similarly rated companies. Based on the analysis performed we concluded that any allowance for credit losses was immaterial to the financial statements at December 31, 2022 (Successor) and December 31, 2021 (Successor).

Our major categories of receivables as of December 31, 2022 (Successor) and 2021 (Successor) are as follows:

	Successor
(In $ millions)	2022	2021
Receivables from customers	44.5	35.0
Allowance for expected credit losses	—	—

Total	44.5	35.0

The movement in our allowance for expected credit losses is as follows:

(In $ millions)
Allowance for Credit Losses at January 1, 2021 (Predecessor)	0.1
Provision for allowance	(0.1)
Write-off of receivables	—
Recoveries collected	—

Balance at May 24, 2021 (Predecessor)	—

There was no movement in the allowance for expected credit losses balance in the Successor period.

Note 11 – Drilling units

The below table shows the gross value and net book value of our drilling units at December 31, 2022 (Successor), December 31, 2021 (Successor) and May 24, 2021 (Predecessor).

(In $ millions)	Cost	Accumulated depreciation	Net Book Value
Opening balance at January 1, 2021 (Predecessor)	2,643.4	(2,215.1)	428.3

Additions	8.1	—	8.1
Depreciation	—	(8.6)	(8.6)
Fresh start accounting adjustments	(2,361.4)	2,223.7	(137.7)

Closing balance at May 24, 2021 (Predecessor)	290.1	—	290.1

Opening balance at May 25, 2021 (Successor)	290.1	—	290.1

Additions	31.5	—	31.5
Sale of the Sirius	(5.7)	—	(5.7)
The Leo transferred to asset held for sale	(8.0)	—	(8.0)
Depreciation	—	(6.5)	(6.5)

Closing balance at December 31, 2021 (Successor)	307.9	(6.5)	301.4

Additions	104.8	—	104.8
Sale of the Capricorn	(19.3)	0.5	(18.8)
Depreciation	—	(15.8)	(15.8)

Closing balance at December 31, 2022 (Successor)	393.4	(21.8)	371.6

Depreciation related to our drilling units was $15.8 million, $6.5 million, and $8.6 million during the year ended December 31, 2022 (Successor), for period from May 25, 2021 to December 31, 2021 (Successor), and the period from January 1, 2021 to May 24, 2021 (Predecessor), respectively.

On April 8, 2022, the Company entered into a memorandum of understanding (“MoU”) for the sale of a semi-submersible drilling unit, the Capricorn, with all spare parts, inventory and equipment on board or onshore and belonging to the Capricorn, with a subsidiary of Petro Rio S.A. (“Petro Rio”) for $40.0 million. Payment by Petro Rio to the Company of a fee of $1.0 million (the “Exclusivity Fee”), was paid and the Company undertook that it would not during a period of seventy-five days following the execution of the MoU (the “Exclusivity Period”) enter into any negotiations or binding agreement with any party other than Petro Rio for the sale of the Capricorn. The Exclusivity Fee is included in the $40.0 million proceeds and is recorded as part of gain on sale of assets. On July 22, 2022, the sale of the Capricorn closed, and the Company received all funds. The Company recognized a gain on sale of the asset in Q3 2022 of $21.2 million.

On October 25, 2021, the Company entered into an agreement for the sale of a semi-submersible drilling unit, the Leo, with a subsidiary of BW Energy for $14.0 million. The rig is expected to be repurposed as a Floating Production Unit, thereby removing the rig from the drilling market. Under the terms of the agreement, if the unit is used to perform drilling services in the future, liquidated damages of $50 thousand for each day the unit is used to perform such services will apply, up to a maximum of $6.0 million. Additionally, if within the first two years of closing the unit is sold on terms which do not exclude the use of the unit for drilling purposes, and the resale price exceeds $15.0 million, BW Energy will be obligated to pay the Company 50% of the amount by which the resale price exceeds $15.0 million. Certain pieces of capital equipment belonging to the unit have been excluded from the sale including but not limited to the blowout preventer (“BOP”), top drive and travelling block, which will become part of the Company’s capital spares inventory. Closing of the transaction is subject to customary closing procedures and conditions. On February 2, 2022, the sale of the Leo closed, and the Company received all funds. The Company recognized a gain on sale of the asset in Q1 2022 of $6.0 million.

The drilling unit balance is inclusive of construction in progress relating to machinery and equipment with a cost of $0.7 million at December 31, 2022 (Successor). There was no construction in progress relating to machinery and equipment at December 31, 2021 (Successor).

Note 12 – Other liabilities

Other liabilities are comprised of the following:

	Successor
(In $ millions)	December 31, 2022	December 31, 2021
Employee and business withheld taxes, social security and vacation payment	1.8	3.5
VAT payable	3.7	0.1
Deferred mobilization/demobilization revenues (see Note 6 – “Contracts with customers”)	3.8	5.6
Current lease liability	0.2	0.2

Total other current liabilities	9.5	9.4
Uncertain tax position	50.6	48.2
Non-current lease liability	0.1	0.3

Total other non-current liabilities	50.7	48.5

Total other liabilities	60.2	57.9

Note 13 – Share-based compensation

On the Effective Date, we established the Aquadrill LLC 2021 Long-Term Incentive Plan (the “2021 LTIP”). At the Effective Date, an aggregate of 1,052,631 common units were authorized and reserved for issuance pursuant to the 2021 LTIP. On May 24, 2021, our Board of Directors approved the issuance of 27,359 Restricted Stock Units (“RSUs”) to each of the four Company directors to vest over a three-year period.

The RSUs are valid for one common unit of the Company. A majority of the awards were determined to be equity-classified; however, a portion of these awards were initially able to be cash settled, resulting in liability classification. On September 21, 2021, the Board approved an amendment to certain RSU Award Agreements issued under the 2021 LTIP such that the form of settlement is at the discretion of the Committee rather than at the discretion of the grantee. The amendment removes the optionality for cash or equity settlement and requires all awards to be settled in Company common units, or in cash at the option of the Committee. Upon the Board’s approval of the amendment, the awards were remeasured at the modification-date fair value and will be accounted for as an equity-classified award going forward, so long as there are no further changes to the award. The previously liability-classified RSUs were reclassified to equity as part of the modification.

The fair value of the awards is based on the fair value of the underlying common units on the Effective Date (the “Award Date”) as well as September 21, 2021 (the “Modification Date”). The fair value of the equity awards issued was $2.0 million on the Award Date, and the fair value of the liability awards was $1.3 million on the Award Date. The awards vest over a period of three years (25% in each of the first two years and 50% in the third year). Note that the incremental compensation cost due to the modification was less than

$0.1 million. The fair value of the awards is based on the fair value of the underlying common units at a 1 to 1 ratio, and as such the fair value of one award equals the fair value of one common unit. The fair value of the common units was calculated at the Award Date and the Modification Date utilizing the income approach of valuation, plus cash on hand to determine the Company’s total Enterprise Value, divided by the total common units outstanding to arrive at a per unit fair value. As part of the utilization of the income method of valuation, the Company utilized a risk-free rate equal to the yield of the US Treasury composite with 20-years to maturity. As the fair value of the awards relies on the underlying value of our common units, the volatility of our common units will affect the fair value of the awards. The volatility of the common units is closely related to our operations, which the Company estimates utilizing expected volatility in the analysis of the fair value of the common units. On the Modification Date the liability awards were remeasured as equity awards and had a fair value of $1.3 million. The weighted average remaining term of these awards is 1.8 years as of December 31, 2022 (Successor). No shares were exercised in the year ended December 31, 2022 (Successor), the period from May 25 to December 31, 2021 (Successor) or the period from January 1, 2021 to May 24, 2021 (Predecessor).

On March 1, 2022, pursuant to the terms of the 2021 LTIP, we adopted and established an unfunded bonus plan for employees and contractors of the Company by offering long term incentives which is known as the Aquadrill LLC 2022 Phantom Equity Plan (the “Phantom Equity Plan”). The Phantom Equity Plan is designed to attract and retain highly qualified employees and contractors by aligning the interests of those employees and contractors with the financial success of the Company. The Phantom Equity Plan involves the payment of cash or consideration in the currency of a future change of control of the Company based certain events as defined in the Phantom Equity Plan and elections made by the Company’s common unitholders and is based on value of the Phantom Equity of the Company as of the applicable Distribution Event. Total awards granted under the Phantom Equity Plan were 675,700. The awards vest over a period of five years with vesting in equal installments of 20% on each of the first five anniversaries of the legal grant date or upon a change in control of the Company and are payable on the Payment Date (defined in the Phantom Equity Plan as the date on which the Participant will receive a distribution of their vested account balance in connection with a Distribution Event. With respect to a Distribution Event other than a change in control, the Payment Date shall be December 15 in the year in which the event occurs. If the event is a change in control, the participant’s Payment Date shall be the same date that the Company’s selling shareholders receive consideration for the sale of their Common Units (including any amount which is placed in escrow or otherwise held back), in accordance with Section 409A of the Code.).

On May 25, 2022, pursuant to the terms of the 2021 LTIP, our Board of Directors approved the issuance of 3,167 RSUs to each of the four non-executive directors with a third of the awards vesting on the first anniversary and two thirds of the awards vesting on the second anniversary. The fair value of these awards was $0.4 million on the Award Date. The RSUs are valid for one common unit of the Company.

$1.2 million in compensation expense related to the RSU awards is recognized in “Selling, general and administrative expenses” on our Consolidated Statements of Operations, for the twelve months ended December 31, 2022 (Successor), and $0.6 million for the period from May 25, 2021 to December 31, 2021 (Successor). Awards related to the Phantom Equity Plan had no compensation expense for the twelve months ended December 31, 2022 (Successor), and no compensation expense for the period from May 25, 2021 to December 31, 2021 (Successor). Due to the change in control performance condition, the exercise of the Phantom awards is not deemed to be probable until it occurs, and as such, compensation cost associated with the Phantom Awards will not be recognized until a change in control occurs.

The following table summarizes unvested activity during the twelve months ended December 31, 2022 (Successor), and the period from May 25, 2021 to December 31, 2021 (Successor) and the period from January 1, 2021 to May 24, 2021 (Predecessor) for RSUs under our 2021 LTIP:

Director RSUs
Nonvested awards at January 1, 2021 (Predecessor)	—
Awards granted	—

Nonvested awards at May 24, 2021 (Predecessor)	—

Nonvested awards at May 25, 2021 (Successor)	—
Awards granted (Successor)	109,436
Awards vested	—
Awards forfeited (recognized as forfeited)	—

Nonvested awards at December 31, 2021 (Successor)	109,436

Awards granted (Successor)	12,668
Awards vested	(27,359)
Awards forfeited (recognized as forfeited)	—

Nonvested awards at December 31, 2022 (Successor)	94,745

Note 14 – Related party transactions

The Company did not have any related party transactions for the period from May 25, 2021 through December 31, 2021 (Successor) or the year ended December 31, 2022 (Successor). The table below provides a summary of expenses for transactions with Seadrill Limited for the period from January 1, 2021 through May 24, 2021 (Predecessor). On the Effective Date, all previously outstanding equity interests in the Company and its subsidiaries were cancelled, and all outstanding interests between Aquadrill and Seadrill Limited were settled. As such, Seadrill Limited is no longer considered a related party, and the Company no longer has any related party transactions.

(In $ millions)	Period from January 1, 2021, through May 24, 2021 (Predecessor)
Management and technical support fees (b) (c)	10.4
Related party inventory purchases (a)	0.1

Total related party operating expenses	10.5

(a) Related party inventory purchases

Revenue and expenses from the sale and purchase of inventories and spare parts from Seadrill Limited which occurred prior to the Effective Date.

(b) Management and administrative services agreement

Prior to the Effective Date, Seadrill Limited provided us with services covering functions including general management, information systems, accounting & finance, human resources, legal and commercial. We were charged an allocation for these services on a cost-plus mark-up basis. The agreements for certain rigs were terminated during the period from January 1, 2021 to May 24, 2021 (Predecessor).

(c) Operations and technical supervision agreements

Prior to the Effective Date, certain subsidiaries of Seadrill Partners had advisory, technical and/or administrative services agreements with subsidiaries of Seadrill Limited. An allocation of these services was charged at cost plus service fee equal to approximately 5% of costs and expenses incurred in connection with providing these services. These agreements were terminated during the period from January 1, 2021 to May 24, 2021 (Predecessor).

Note 15 – Risk management and financial instruments

We are exposed to various market risks, foreign currency exchange and concentration of credit risks. Our policy is to reduce our exposure to these risks, where possible, within boundaries deemed appropriate by the Board and Audit Committee.

Foreign currency risk

We use the U.S. Dollar as the functional currency of all our subsidiaries because the majority of our revenues and expenses are denominated in U.S. Dollars. Therefore, we also use U.S. Dollars as our reporting currency.

Our foreign currency risk arises from:

•	the measurement of monetary assets and liabilities denominated in foreign currencies converted to U.S. Dollars, with the resulting gain or loss recorded as “Foreign currency exchange loss”; and

•	the impact of fluctuations in exchange rates on the reported amounts of the Company’s revenues and expenses which are denominated in foreign currencies.

We do not use foreign currency forward contracts or other derivative instruments related to foreign currency exchange risk.

Credit risk

We have financial assets, including cash and cash equivalents and other receivables. These assets expose us to credit risk arising from possible default by a counterparty. Our counterparties primarily include our customers and MSA managers, which are international oil companies, national oil companies or large independent companies. We consider these counterparties to be creditworthy and do not expect any significant loss due to credit risk. We do not demand collateral from our counterparties in the normal course of business. Credit risk is also considered as part of our expected credit loss provision.

Concentration of credit risk

There is also a concentration of credit risk with respect to cash and cash equivalents as most of the amounts are deposited with Citibank, Bank BRI and DNB . We consider these risks to be remote given the investment grade credit rating of these banks. We consider these risks to be remote, but, from time to time, we may utilize instruments such as money market deposits to manage concentration of risk with respect to cash and cash equivalents. We also have a concentration of risk with respect to customers.

Off balance sheet credit exposure

The Company does not have any off-balance sheet credit exposure for the twelve months ended December 31, 2022 (Successor) or 2021 (Successor).

Note 16 – Fair value measurement

Fair value of financial assets and liabilities measured at amortized cost

The carrying value and estimated fair value of our financial instruments that are measured at amortized cost as of December 31, 2022 (Successor) and December 31, 2021 (Successor) are as follows:

	Successor
	2022		2021
(In $ millions)	Fair Value	Carrying Value	Fair Value	Carrying Value
Assets
Cash and cash equivalents	55.5	55.5	203.2	203.2
Restricted cash	4.6	4.6	24.7	24.7

Fresh Start Valuation

As part of the application of Fresh Start Accounting, we adjusted our assets and liabilities to reorganization value as of the Effective Date. The income statement impact of the adjustment was recognized in “Gain/(loss) on Reorganization Items, net” on our Consolidated Statements of Operations. See Note 4 – “Chapter 11 proceedings” and Note 5 – “Fresh start accounting” for more information.

Level 1

The carrying value of cash and cash equivalents and restricted cash, which are highly liquid, is a reasonable estimate of fair value.

Level 2

Fair value considerations on non-recurring transactions

Certain of our assets and liabilities are required to be measured at fair value on a nonrecurring basis in accordance with U.S. GAAP. Generally, we record assets at fair value on a nonrecurring basis as a result of impairment charges. There were no impairment charges recorded on long-lived assets in 2022 (Successor) or 2021 (Successor and Predecessor).

Level 3

Unobservable inputs for which there is little or no market data available. These inputs reflect management’s assumptions of what market participants would use in pricing the asset or liability.

Note 17 – Non-controlling interest

Changes in non-controlling interests for the periods presented in this report were as follows:

(In $ millions)	Non-controlling interest
January 1, 2021 (Predecessor)	(749.3)
Share of net income allocated to the non-controlling interest	941.6
Cancellation of Predecessor equity	(192.3)

Balance at May 24, 2021 (Predecessor)	—

Until the Effective Date, our non-controlling interest consisted of Seadrill Limited’s 42% interest in Seadrill Operating LP and 49% interest in Seadrill Capricorn Holdings LLC. Of which, we held the following:

(1) a 51% limited liability company interest in Seadrill Capricorn Holdings LLC. Seadrill Capricorn Holdings LLC owned 100% of the entities that owned and operated the Capricorn, Sirius, Auriga and Vela.

(2) a 58% limited partner interest in Seadrill Operating LP, as well as the non-economic general partner interest in Seadrill Operating LP through our 100% ownership of its general partner, Seadrill Operating GP LLC. Seadrill Operating LP owned: (a) 100% interest in the entities that owned the Aquarius, Leo, Polaris and the Vencedor, (b) approximately 56% interest in Seadrill Deepwater Drillship that owned and operated the Capella and (c) a 51% limited liability interest in Seadrill Mobile Units (Nigeria).

On the Effective Date, all non-controlling interests were cancelled, and no such interests remain at December 31, 2021 (Successor) and December 31, 2022 (Successor).

Note 18 – Commitments and contingencies

Legal Proceedings

From time to time the Company is a party, as plaintiff or defendant, to lawsuits in various jurisdictions in the ordinary course of business or in connection with its acquisition or disposal activities. Our best estimate of the outcome of the various disputes has been reflected in these financial statements as of December 31, 2022 (Successor) and as of December 31, 2021 (Successor).

Nigerian Cabotage Act litigation

Aquadrill Mobile Units (Nigeria) Limited (Successor), formerly known as Seadrill Mobile Units Nigeria Ltd (“SMUNL”) (Predecessor) commenced proceedings in May 2016 against the Honourable Minister for Transportation, the Attorney General of the Federation and the Nigerian Maritime Administration and Safety Agency with respect to interpretation of the Coastal and Inland Shipping (Cabotage) Act 2003 (the “Act”). On June 28, 2019, the Federal High Court of Nigeria delivered a judgement finding that: (1) Drilling operations fall within the definition of “Coastal Trade” or “Cabotage” under the Act and (2) Drilling Rigs fall within the definition of “Vessels” under the Act. The impact of this decision is that the Nigerian Maritime Administration and Safety Agency (“NIMASA”) may impose a 2% surcharge on contract revenue from offshore drilling operations in Nigeria as well as requiring SMUNL register for Cabotage with NIMASA and pay all fees and tariffs as may be published in the guidelines that may be issued by the Minister of Transportation in accordance with the Act. However, on July 22, 2019, SMUNL filed an appeal to the Court of Appeal challenging the decision of the Federal High Court. Due to the volume of cases currently being handled by the Court of Appeal sitting in Lagos we anticipate a decision within five years.

Although we intend to strongly pursue this appeal, we cannot predict the outcome of this case. We do not believe that it is probable that the ultimate liability, if any, resulting from this litigation will have a material effect on our financial position and results of operations and cash flows. Accordingly, no loss contingency has been recognized within the Consolidated Financial Statements.

Other claims or legal proceedings

We are not aware of any other legal proceedings or claims that we expect to have, individually or in the aggregate, a material adverse effect on the Company.

Commitments

We had no material lease commitments or unconditional purchase obligations at December 31, 2022 (Successor) and 2021 (Successor).

Guarantees

We have issued performance guarantees under our bank guarantee facility with DNB Bank ASA in favor of third parties as beneficiaries totaling $0.8 million. As of December 31, 2022 (Successor), we have not recognized any liabilities for these guarantees, as we do not consider it is probable for the guarantees to be called.

Note 19 – Acquisition of the company

On December 22, 2022, Aquadrill entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Seadrill Merger Sub, LLC (“Merger Sub”), providing for the acquisition of Aquadrill by Seadrill. Seadrill Merger Sub, LLC is a 100% subsidiary of Seadrill Limited (“Parent”), an exempted company limited by shares incorporated under the laws of Bermuda and was incorporated on October 15, 2021. Pursuant to the terms of the Merger Agreement, at the Closing Date (which has now happened as discussed in Note 20 – Subsequent events), Aquadrill merges with and into Seadrill, with Aquadrill surviving the merger as a wholly-owned subsidiary of Parent (the “Merger”).

Note 20 – Subsequent events

On April 3, 2023 (the “Closing Date”), Aquadrill completed the Merger with Seadrill pursuant to the Merger Agreement, dated December 22, 2022, for a total purchase price of $1,243.0 million consisting primarily of Seadrill stock, and became a wholly owned subsidiary of Parent.

Pursuant to the terms and conditions of the Merger Agreement, at or immediately prior to, as applicable, the effective time of the Merger (the “Effective Time”), among other things:

•

Each common unit representing a membership interest of Aquadrill (each, an “Aquadrill Common Unit”) that was issued and outstanding was converted into the right to receive 1.41295 Seadrill common shares, par value $0.01 per share (the “Seadrill Common Shares”).

•	Each Aquadrill restricted settlement unit award that was outstanding (“Aquadrill RSUs”) was cancelled in exchange for the right to receive 1.41295 Seadrill Common Shares.

•	Each Aquadrill phantom appreciation right that was outstanding was cancelled in exchange for the right to receive 0.70101 Seadrill Common Shares, net of applicable tax withholding.

•	Each Aquadrill phantom common unit award that was outstanding was cancelled in exchange for the right to receive 1.41295 Seadrill Common Shares, net of applicable tax withholding.

In each of the above cases, cash will be exchanged in lieu of any fractional shares that otherwise would have been issued.

Certain holders of Aquadrill RSUs elected to receive cash from Aquadrill in lieu of Seadrill Common Shares pursuant to the Merger Agreement. Aquadrill paid approximately $1.3 million of cash in connection with such elections. As a result of the foregoing, and the issuance of Seadrill Common Shares pursuant to the termination of the Aquadrill sale bonus award agreement, Seadrill issued an aggregate of 29,866,505 Seadrill Common Shares in the Merger to former Aquadrill unitholders and equity award holders.